CREDIT AGREEMENT

THIS CREDIT AGREEMENT (this "Agreement") is entered into effective as of December 7, 2012 (the "Effective Date") by and between ZAGG INC, a Nevada corporation ("Borrower"), and WELLS FARGO BANK, NATIONAL ASSOCIATION ("Bank").

RECITALS

Borrower has requested that Bank extend credit to Borrower as described below, and Bank has agreed to provide such credit to Borrower on the terms and conditions contained herein.

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Bank and Borrower hereby agree as follows:

ARTICLE I
CREDIT TERMS

SECTION 1.1.   LINE OF CREDIT.

(a)   Line of Credit. Subject to the terms and conditions of this Agreement, Bank hereby agrees to make advances to Borrower from time to time up to and including December 1, 2014 not to exceed at any time the aggregate principal amount of Sixty Million Dollars ($60,000,000) ("Line of Credit"), the proceeds of which shall be used to payoff existing financing, to provide working capital for Borrower and for general corporate needs. Borrower's obligation to repay advances under the Line of Credit shall be evidenced by a promissory note dated as of the Effective Date ("Line of Credit Note"), all terms of which are incorporated herein by this reference.

(b)   Letter of Credit Subfeature. As a subfeature under the Line of Credit, Bank agrees from time to time during the term thereof to issue or cause an affiliate to issue standby commercial letters of credit for the account of Borrower (each, a "Letter of Credit" and collectively, "Letters of Credit"); provided however, that the aggregate undrawn amount of all outstanding Letters of Credit shall not at any time exceed Ten Million Dollars ($10,000,000). The form and substance of each Letter of Credit shall be subject to approval by Bank, in its sole discretion. Each Letter of Credit shall be issued for a term not to exceed three hundred sixty-five (365) days, as designated by Borrower; provided however, that no Letter of Credit shall have an expiration date more than three hundred sixty-five (365) days beyond the maturity date of the Line of Credit. The undrawn amount of all Letters of Credit shall be reserved under the Line of Credit and shall not be available for borrowings thereunder. Each Letter of Credit shall be subject to the additional terms and conditions of the Letter of Credit agreements, applications and any related documents required by Bank in connection with the issuance thereof. Each drawing paid under a Letter of Credit shall be deemed an advance under the Line of Credit and shall be repaid by Borrower in accordance with the terms and conditions of this Agreement applicable to such advances; provided however, that if advances under the Line of Credit are not available, for any reason, at the time any drawing is paid, then Borrower shall immediately pay to Bank the full amount drawn, together with interest thereon from the date such drawing is paid to the date such amount is fully repaid by Borrower, at the rate of interest then applicable to advances under the Line of Credit. In such event Borrower agrees that Bank, in its sole discretion, may debit the main operating account maintained by Borrower with Bank for the amount of any such drawing.



(c)   Borrowing and Repayment. Borrower may from time to time during the term of the Line of Credit borrow, partially or wholly repay its outstanding borrowings, and reborrow, subject to all of the limitations, terms and conditions contained herein or in the Line of Credit Note; provided however, that the total outstanding borrowings under the Line of Credit shall not at any time exceed the maximum principal amount available thereunder, as set forth above.

SECTION 1.2.   TERM LOAN.

(a)   Term Loan. Subject to the terms and conditions of this Agreement, Bank hereby agrees to make a term loan to Borrower in the principal amount of Twenty-Four Million Dollars ($24,000,000) (the "Term Loan" and, together with the Line of Credit, collectively, the "Loan"), the proceeds of which shall be used to payoff existing financing, to provide working capital for Borrower and for general corporate needs. Borrower's obligation to repay the Term Loan shall be evidenced by a promissory note dated as of the Effective Date ("Term Note"), all terms of which are incorporated herein by this reference. Bank's commitment to grant the Term Loan shall terminate on December 1, 2014.

(b)   Repayment. Principal and interest on the Term Loan shall be repaid in accordance with the provisions of the Term Note.

(c)   Prepayment. Borrower may prepay principal on the Term Loan solely in accordance with the provisions of the Term Note.

SECTION 1.3.   INTEREST/FEES.

(a)   Interest. The outstanding principal balance of each credit subject hereto shall bear interest, and the amount of each drawing paid under any Letter of Credit shall bear interest from the date such drawing is paid to the date such amount is fully repaid by Borrower, at the rate set forth in each promissory note or other instrument or document executed in connection therewith.

(b)   Computation and Payment. Interest shall be computed on the basis of a 360-day year, actual days elapsed. Interest shall be payable at the times and place set forth in each promissory note or other instrument or document required hereby.

(c)   Commitment Fee. Borrower shall pay to Bank a non-refundable commitment fee for the Loan of Eighty-Four Thousand Dollars ($84,000), which is equal to one tenth of one percent (0.10%) of each of the maximum amount of the Line of Credit and the Term Loan, which fee shall be due and payable in full on the Effective Date.

(d)   Unused Commitment Fee. Borrower shall pay to Bank a quarterly fee (computed on the basis of a 360-day year, actual days elapsed) based on the average daily unused amount of the Line of Credit, which shall be due and payable by Borrower in arrears within ten (10) days after each billing is sent by Bank, and which fee shall be in an amount that varies depending on the Borrower's Leverage Ratio (as defined in Section 4.9(a) Financial Condition hereof) for that quarter, determined based on the following Unused Commitment Fee Table:

Leverage Ratio	Applicable Unused Commitment Fee (per annum)
1.50 or greater	0.20%
1.00 or greater but less than 1.50	0.15%
less than 1.00	0.10%

(e)   Letter of Credit Fees. Borrower shall pay to Bank fees upon the issuance of each Letter of Credit, upon the payment or negotiation of each drawing under any Letter of Credit and upon the occurrence of any other activity with respect to any Letter of Credit (including, without limitation, the transfer, amendment or cancellation of any Letter of Credit) determined in accordance with Bank's standard fees and charges then in effect for such activity.

SECTION 1.4.   COLLECTION OF PAYMENTS. Borrower authorizes Bank to collect all principal, interest and fees due under each credit subject hereto by debiting Borrower's deposit account number 4000071597 with Bank, or the main operating account maintained by Borrower with Bank, for the full amount thereof. Should there be insufficient funds in any such deposit account to pay all such sums when due, the full amount of such deficiency shall be immediately due and payable by Borrower.

SECTION 1.5.   COLLATERAL.

As security for all indebtedness and other obligations of Borrower to Bank, Borrower hereby grants to Bank security interests of first priority in all Borrower's assets, including, without limitation, accounts receivable and other rights to payment, inventory, equipment, general intangibles (including, without limitation, patents and trademarks and applications therefor), and certain equity interests in Borrower's subsidiaries as more particularly set forth on that certain General Pledge Agreement executed by Borrower in favor of Bank of even date herewith and pursuant thereto pledges of (a) one hundred percent (100%) of Borrower's equity interests in each of ZAGG Intellectual Property Holding Co., a Nevada corporation ("Zagg IP"), ZAGG Retail, Inc., a Nevada corporation ("Retail"), iFrogz Inc., a Utah corporation ("iFrogz"), and ZAGG LLC, a Nevada limited liability company ("ZAGG LLC"); and (b) all of Borrower's thirty and seven hundredths percent (30.7%) equity interests in HzO Inc., a Delaware corporation ("HzO").

All of the foregoing shall be evidenced by and subject to the terms of such security agreements, financing statements, and other documents as Bank shall reasonably require, all in form and substance satisfactory to Bank. Borrower shall pay to Bank immediately upon demand the full amount of all charges, costs and expenses (to include fees paid to third parties and all allocated costs of Bank personnel), expended or incurred by Bank in connection with any of the foregoing security, including without limitation, filing and recording fees and costs of appraisals, audits and title insurance.

Borrower shall reimburse Bank for the cost of collateral exams, audits or inspections conducted by Bank or on behalf of Bank at the current rates established from time to time by Bank, together with all actual out-of-pocket costs and expenses.

SECTION 1.6.   GUARANTIES.

The payment of all indebtedness and performance of all other obligations of Borrower to Bank shall be guaranteed jointly and severally by ZAGG IP, Retail, iFrogz, and ZAGG LLC, as evidenced by and subject to the terms of the guaranties in form and substance satisfactory to Bank. Each guaranty shall be secured by a security interest of first priority in all of each guarantor's assets, including, without limitation, accounts receivable and other rights to payment, inventory, equipment, general intangibles (including, without limitation, patents and trademarks and applications therefor), and certain equity interests in each guarantor's subsidiaries, if any, as more particularly set forth on each of the Third Party Security Agreements and the Third Party General Pledge Agreements each of even date herewith and executed by the applicable guarantor in favor of Bank; provided, however, that each such guarantor shall only pledge sixty-five percent (65%) of the equity interests in any foreign subsidiary held by such guarantor, and, for the avoidance of doubt, in no event will any such guarantor pledge more than sixty-five percent (65%) of the equity interests in any foreign subsidiary and no Third Party General Pledge Agreement shall apply to more than sixty-five percent (65%) of the equity interests in any foreign subsidiary.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Borrower makes the following representations and warranties to Bank, which representations and warranties shall survive the execution of this Agreement and shall continue in full force and effect until the full and final payment, and satisfaction and discharge, of all obligations of Borrower to Bank under this Agreement. Borrower represents and warrants that the representations and warranties set forth in this Article II are correct and complete, except as set forth in the Disclosure Schedule delivered by Borrower to Bank on the Effective Date and attached hereto as Exhibit C.

SECTION 2.1.   LEGAL STATUS. Borrower is a corporation, duly organized and existing and in good standing under the laws of Nevada, and is qualified or licensed to do business (and is in good standing as a foreign corporation, if applicable) in all jurisdictions in which such qualification or licensing is required or in which the failure to so qualify or to be so licensed could have a material adverse effect on Borrower.

SECTION 2.2.   AUTHORIZATION AND VALIDITY. This Agreement and each promissory note, contract, instrument and other document required hereby or at any time hereafter delivered to Bank in connection herewith (collectively, the "Loan Documents") have been duly authorized, and upon their execution and delivery in accordance with the provisions hereof will constitute legal, valid and binding agreements and obligations of Borrower or the party which executes the same, enforceable in accordance with their respective terms.

SECTION 2.3.   NO VIOLATION. The execution, delivery and performance by Borrower of each of the Loan Documents do not violate any provision of any applicable law or regulation, or contravene any provision of the Articles of Incorporation or By-Laws of Borrower, or result in any breach of or default under any contract, obligation, indenture or other instrument to which Borrower is a party or by which Borrower may be bound.

SECTION 2.4.   Except as set forth on Schedule 2.4 attached hereto, there are no pending and served, or to the best of Borrower's knowledge threatened in writing, actions, claims, investigations, suits or proceedings by or before any governmental authority, arbitrator, court or administrative agency which could have a material adverse effect on the financial condition or operation of Borrower.

SECTION 2.5.   CORRECTNESS OF FINANCIAL STATEMENTS. The annual financial statement of Borrower dated December 31, 2011, and all interim financial statements delivered to Bank since said date, true copies of which have been delivered by Borrower to Bank prior to the Effective Date, (a) are complete and correct and present fairly the financial condition of Borrower, (b) disclose all liabilities of Borrower that are required to be reflected or reserved against under United States generally accepted accounting principles ("GAAP"), whether liquidated or unliquidated, fixed or contingent, and (c) have been prepared in accordance with GAAP consistently applied. Since the dates of such financial statements there has been no material adverse change in the financial condition of Borrower, nor has Borrower mortgaged, pledged, granted a security interest in or otherwise encumbered any of its assets or properties except in favor of Bank or as otherwise permitted by Bank in writing.

SECTION 2.6.   INCOME TAX RETURNS. Borrower has no knowledge of any pending assessments or adjustments of its income tax payable with respect to any year.

SECTION 2.7.   NO SUBORDINATION. There is no agreement, indenture, contract or instrument to which Borrower is a party or by which Borrower is bound that requires the subordination in right of payment of any of Borrower's obligations subject to this Agreement to any other obligation of Borrower.

SECTION 2.8.   PERMITS, FRANCHISES. Borrower possesses, and will hereafter possess, all permits, consents, approvals, franchises and licenses required and rights to all trademarks, trade names, patents, and fictitious names, if any, necessary to enable it to conduct the business in which it is now engaged in compliance with applicable law.

SECTION 2.9.   ERISA. Borrower is in compliance in all material respects with all applicable provisions of the Employee Retirement Income Security Act of 1974, as amended or recodified from time to time ("ERISA"); Borrower has not violated any provision of any defined employee pension benefit plan (as defined in ERISA) maintained or contributed to by Borrower (each, a "Plan"); no Reportable Event as defined in ERISA has occurred and is continuing with respect to any Plan initiated by Borrower; Borrower has met its minimum funding requirements under ERISA with respect to each Plan; and each Plan will be able to fulfill its benefit obligations as they come due in accordance with the Plan documents and under GAAP.

SECTION 2.10.   OTHER OBLIGATIONS. Borrower is not in default on any obligation for borrowed money, any purchase money obligation or any other material lease, commitment, contract, instrument or obligation.

SECTION 2.11.   ENVIRONMENTAL MATTERS. Except as disclosed by Borrower to Bank in writing prior to the Effective Date, Borrower is in compliance in all material respects with all applicable federal or state environmental, hazardous waste, health and safety statutes, and any rules or regulations adopted pursuant thereto, which govern or affect any of Borrower's operations and/or properties, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and

Reauthorization Act of 1986, the Federal Resource Conservation and Recovery Act of 1976, and the Federal Toxic Substances Control Act, as any of the same has been amended, modified or supplemented from time to time. To the best of Borrower's knowledge, none of the operations of Borrower is the subject of any federal or state investigation evaluating whether any remedial action involving a material expenditure is needed to respond to a release of any toxic or hazardous waste or substance into the environment. Borrower has no material contingent liability in connection with any release of any toxic or hazardous waste or substance into the environment.


ARTICLE III
CONDITIONS


SECTION 3.1. CONDITIONS OF INITIAL EXTENSION OF CREDIT. The obligation of Bank to extend any credit contemplated by this Agreement is subject to the fulfillment to Bank's satisfaction of all of the following conditions:

(a) Approval of Bank Counsel. All legal matters incidental to the extension of credit by Bank shall be satisfactory to Bank's counsel.

(b) Documentation. Bank shall have received, in form and substance satisfactory to Bank, each of the following, duly executed:

    (i)   This Agreement, the Line of Credit Note, and the Term Note and each of the addenda to such promissory notes or other instrument or document required hereby.

    (ii)   Security Agreement.

    (iii)   General Pledge Agreement

    (iv)   Continuing Guaranties (4)

    (v)   Third Party Security Agreements (4)

    (vi)   Third Party General Pledge Agreement (1)

    (vii)   Stock Transfer Powers (6)

    (viii) Membership Interest Transfer Power (1)

    (ix)   Acknowledgement and Consent of Issuer (7)

    (x)   Corporate Resolutions (5)

    (xi)   Certificates of Incumbency (5)

    (xii)   Secretary's Certificates (5)

(c) Financial Condition. There shall have been no material adverse change, as determined by Bank, in the financial condition or business of Borrower or any guarantor hereunder, if any, nor any material decline, as determined by Bank, in the market value of any collateral required hereunder or a substantial or material portion of the assets of Borrower or any such guarantor; provided, however, and, for the avoidance of doubt and to avoid any misunderstanding, the license of any rights to any intellectual property for any non-US market made to a wholly-owned foreign subsidiary as part of Borrower's global tax planning strategy will not be deemed to constitute a substantial or material change in Borrower's assets or in the market value of any collateral required hereunder or to breach any of the conditions set forth in this Section 3.1(c).

(d) Insurance. Borrower shall have delivered to Bank evidence of insurance coverage on all Borrower's property, including property located at the IntegraCore warehouse located at 6077 Wells Park Road, West Jordan, Utah 84081, in form, substance, amounts and covering risks and issued by companies satisfactory to Bank, and where required by Bank, with loss payable endorsements in favor of Bank.

(e)   Other closing conditions. Bank shall have received the following:

(i)   Bank shall have received a fully executed pay off letter from Borrower's existing lender(s), in a form acceptable to Bank, which letters shall indicate that upon receipt of payment all liens of such lender are terminated and released.

(ii)   Bank has received the original issued stock certificates, membership certificates, and other certificates representing equity interest together with executed transfer powers concerning all stock, membership, or other equity interests pledged by Borrower or any guarantor under the Loan Documents.

(iii)   Borrower shall deliver to Bank a fully executed Acknowledgment and Assignment of Security Interest, Warehouse Agreement or Notice of Security Interest, as applicable for each of the properties listed on Schedule 3.1 hereto.

SECTION 3.2.   CONDITIONS OF EACH EXTENSION OF CREDIT. The obligation of Bank to make each extension of credit requested by Borrower hereunder shall be subject to the fulfillment to Bank's satisfaction of each of the following conditions:

(a)   Compliance. The representations and warranties of Borrower in Article II hereof contained herein and in each of the other Loan Documents shall be true on and as of the Effective Date and on the date of each extension of credit by Bank pursuant hereto, with the same effect as though such representations and warranties had been made on and as of each such date, and on each such date, no Event of Default as defined herein, and no condition, event or act which with the giving of notice or the passage of time or both would constitute an Event of Default, shall have occurred and be continuing or shall exist.

(b)   Documentation. Bank shall have received all additional documents which may be required in connection with such extension of credit.

SECTION 3.3.   POST-CLOSING REQUIREMENTS. The following post-closing items shall be completed and delivered to Bank in the time frames set forth below:

(a)   Within thirty (30) days after the Effective Date, Borrower shall provide to Bank proof that (i) ZAGG IP is the current owner of all domestic patents and trademarks set forth on Schedule 1 (collectively, the "Domestic Patents and Trademarks") attached to the Third Party Security Agreement executed by ZAGG IP in favor of Bank of even date herewith, and (ii) no assignments or licenses of the Domestic Patents and Trademarks exist, except licenses to Patriot Corporation, an Irish unlimited liability company ("Patriot"), or to another wholly-owned foreign subsidiary, and, for the avoidance of doubt and to avoid any misunderstanding, the parties understand and agree that the license of any rights to any intellectual property for any non-US market made to a wholly-owned foreign subsidiary as part of Borrower's global tax planning strategy will not be deemed to be a breach of this Section 3.3(a).

(b)   Within sixty (60) days after the Effective Date, Borrower shall provide to Bank proof that (i) ZAGG IP is the current owner of all foreign patents and trademarks set forth on Schedule 2 (collectively, the "Foreign Patents and Trademarks") attached to the Third Party Security Agreement executed by ZAGG IP in favor of Bank of even date herewith, and (ii) no assignments or licenses on the Foreign Patents and Trademarks exist, except licenses to Patriot, or to another wholly-owned foreign subsidiary, and, for the avoidance of doubt and to avoid any misunderstanding, the parties understand and agree that the license of any rights to any intellectual property for any non-US market made to a wholly-owned foreign subsidiary as part of Borrower's global tax planning strategy will not be deemed to be a breach of this Section 3.3(b).

(c)   Within sixty (60) days after the Effective Date, Borrower shall establish its principal depository and substantially all of its payment accounts with Bank, as provided in Section 4.11 hereof.

(d)   Within sixty (60) days after the Effective Date, Borrower shall provide to Bank a fully executed Acknowledgment and Agreement (HZO, Inc.) in substantially the form of Exhibit B hereto.

(e)   Within thirty (30) days after the Effective Date, Borrower shall, or cause its subsidiaries to, as applicable, provide to Bank replacement stock and membership interest certificates together with executed transfer powers issued in the correct name of the issuing company and to the correct name of the owner.

(f)   Within thirty (30) days after the Effective Date, Borrower shall deliver to Bank a fully executed Acknowledgment and Assignment of Security Interest, Warehouse Agreement or Notice of Security Interest, as applicable for each of the properties listed on Schedule 3.3 hereto.


ARTICLE IV
AFFIRMATIVE COVENANTS

Borrower covenants that so long as Bank remains committed to extend credit to Borrower pursuant hereto, or any liabilities (whether direct or contingent, liquidated or unliquidated) of Borrower to Bank under any of the Loan Documents remain outstanding, and until payment in full of all obligations of Borrower subject hereto, Borrower shall, unless Bank otherwise consents in writing:

SECTION 4.1.   PUNCTUAL PAYMENTS. Punctually pay all principal, interest, fees or other liabilities due under any of the Loan Documents at the times and place and in the manner specified therein, and immediately upon demand by Bank, the amount by which the outstanding principal balance of any credit subject hereto at any time exceeds any limitation on borrowings applicable thereto.

SECTION 4.2.   ACCOUNTING RECORDS. Maintain adequate books and records in accordance with GAAP consistently applied, and permit any representative of Bank, at any reasonable time, to inspect, audit and examine such books and records, to make copies of the same, and to inspect the properties of Borrower; provided, however, that Bank shall take reasonable steps to ensure the confidentiality of any such books, records and information that may be inspected or examined pursuant to this Section 4.2, including maintaining the confidentiality thereof as required by applicable laws, rules and regulations, including the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

SECTION 4.3.   FINANCIAL STATEMENTS. Provide to Bank all of the following, in form and detail satisfactory to Bank:

(a)   Not later than ninety (90) days after and as of the end of each calendar year, an audited Consolidated (as defined herein below) financial statement, prepared by a certified public accountant acceptable to Bank, to include a balance sheet, income statement, and statement of cash flows and sources. The audited annual financial statements shall be accompanied by the unqualified opinion of such accountant addressed to Bank.

"Consolidated" means with respect to calculations, amounts, reports, statements or certificates required hereunder, such calculations, amounts, reports, statements or certificates of Borrower and its Subsidiaries.

"Subsidiaries" means any subsidiary in which Borrower owns, directly or indirectly, at least fifty-one percent (51%) of all issued and outstanding equity interests.

(b)   Not later than forty-five (45) days after and as of the end of each calendar quarter, a Consolidated unaudited financial statement, prepared by Borrower, to include a balance sheet, income statement, and statement of cash flows and sources, but no footnotes thereto.

(c)   Contemporaneously with the delivery by Borrower of each of the above described financial statements of Borrower required hereby, a certificate substantially in the form attached hereto as Exhibit A of the president or chief financial officer of Borrower that said financial statements are accurate and that there exists no Event of Default nor any condition, act or event which with the giving of notice or the passage of time or both would constitute an Event of Default.

SECTION 4.4.   COMPLIANCE. Preserve and maintain all licenses, permits, governmental approvals, rights, privileges and franchises necessary for the conduct of its business; and comply with the provisions of all documents pursuant to which Borrower is organized and/or which govern Borrower's continued existence and with the requirements of all laws, rules, regulations and orders of any governmental authority applicable to Borrower and/or its business.

SECTION 4.5.   INSURANCE. Maintain and keep in force, for each business in which Borrower is engaged, insurance of the types and in amounts customarily carried in similar lines of business, including but not limited to fire, extended coverage, public liability, flood, seismic, property damage and workers' compensation, with all such insurance carried with companies and in amounts satisfactory to Bank, and naming Bank as loss payee or additional insured, if and as Bank may require, and deliver to Bank from time to time at Bank's request schedules setting forth all insurance then in effect.

SECTION 4.6.   FACILITIES. Keep all properties useful or necessary to Borrower's business in good repair and condition, and from time to time make necessary repairs, renewals and replacements thereto so that such properties shall be fully and efficiently preserved and maintained.

SECTION 4.7.   TAXES AND OTHER LIABILITIES. Pay and discharge when due any and all indebtedness, obligations, assessments and taxes, both real or personal, including without limitation federal and state income taxes and state and local property taxes and assessments, except (a) such as Borrower has or may in good faith contest or as to which a bona fide dispute has arisen or may arise, and (b) for which Borrower has made provision, to

Bank's satisfaction, for eventual payment thereof in the event Borrower is obligated to make such payment.

SECTION 4.8.   LITIGATION. Promptly give notice in writing to Bank of any litigation that is pending and served or threatened in writing against Borrower with a claim (a) in excess of One Million Dollars $1,000,000 and (b) that is not covered by independent third-party insurance.

SECTION 4.9.   FINANCIAL CONDITION. Maintain Borrower's financial condition as follows using GAAP consistently applied and used consistently with prior practices (except to the extent modified by the definitions herein), with compliance determined commencing with Borrower's financial statements for the period ending December 31, 2012.

(a)   Total Liabilities divided by Tangible Net Worth ("Leverage Ratio") not greater than 1.75 to 1.00 at each calendar quarter end, with "Total Liabilities" defined as the aggregate of current liabilities and non-current liabilities, and with "Tangible Net Worth" defined as the aggregate of total stockholders' equity less any intangible assets (including goodwill) and less any loans or advances to, or investments in, any related entities or individuals, including the note receivable from Lorence A. Harmer (the "Harmer Note").

(b)   Fixed Charge Coverage Ratio not less than 2.50 to 1.00 as of each calendar quarter end, for the current quarter and the immediately preceding three (3) calendar quarters. For purposes of this covenant, the following terms have the following meanings:

(i)   "Fixed Charge Coverage Ratio" defined as: (A) the aggregate of net income after taxes, plus/minus "One-Time Cash Flow Adjustments," plus "On-Going Cash Flow Additions," minus "On-Going Cash Flow Deductions," all divided by (B)the aggregate of consolidated interest expense, the current maturity on long-term debt, and capitalized lease payments.

(ii)   "One-Time Cash Flow Adjustments" means the aggregate of Harmer-Related Expenses, Pederson-Related Expenses, plus/minus other one-time expenses as approved by Bank.

(iii)   "Harmer-Related Expenses" means non-cash impairment charges on the Harmer Note not to exceed One Million Two Hundred Fifty Thousand Dollars ($1,250,000).

(iv)   "On-Going Cash Flow Additions" means the aggregate of amortization expenses for general and administrative costs, amortization expenses for cost of goods sold, deprecation expenses, interest expenses, and non-cash stock based compensation expenses.

(v)   "On-Going Cash Flow Deductions" means the aggregate of capital expenditures paid for with cash, distributions and dividends paid to stockholders, and cash purchases of treasury stock.

(vi)   "Pederson-Related Expenses" means severance and other departure expenses incurred by Borrower due to Robert Pederson's resignation as Borrower's chief executive officer, not to exceed One Million Dollars ($1,000,000).

(c)   Asset Test Ratio not less than 1.50 to 1.00 as of each calendar quarter end. For purposes of this covenant, the following terms have the following meanings:

(i)   "Asset Test Ratio" means the balance sheet line item for net accounts receivable balance, plus total inventory, all divided by Funded Debt.

(ii)   "Funded Debt" means the sum of all obligations for borrowed money (including subordinated debt), the current portion of long term debt, all other noncurrent long term debt, and all Line of Credit balances per the quarterly financial statement plus all capital lease obligations.

(d)   Borrower shall not incur two (2) consecutive quarterly losses.

SECTION 4.10.   NOTICE TO BANK. Promptly (but in no event more than five (5) days after the occurrence of each such event or matter) give written notice to Bank in reasonable detail of: (a) the occurrence of any Event of Default, or any condition, event or act which with the giving of notice or the passage of time or both would constitute an Event of Default; (b) any change in the name or the organizational structure of Borrower; (c) the occurrence and nature of any Reportable Event or Prohibited Transaction, each as defined in ERISA, or any funding deficiency with respect to any Plan; or (d) any termination or cancellation of any insurance policy which Borrower is required to maintain, or any uninsured or partially uninsured loss through liability or property damage, or through fire, theft or any other cause, which loss exceeds Two Hundred Fifty Thousand Dollars ($250,000).

SECTION 4.11.   BANK ACCOUNTS. As a factor in determining the interest rate charged by Bank on the Loan and to provide additional security for Bank, Borrower shall establish its principal depository and substantially all of its payment accounts with Bank within sixty (60) days after the Effective Date and maintain the same with Bank during the term of this Agreement, unless Borrower has obtained the prior written approval of Bank. If Bank grants such approval, Borrower agrees to enter into and cause the bank or financial institution at which the account is to be opened to enter into a Deposit Account Control Agreement simultaneously with the opening of such account.

ARTICLE V
NEGATIVE COVENANTS

Borrower further covenants that so long as Bank remains committed to extend credit to Borrower pursuant hereto, or any liabilities (whether direct or contingent, liquidated or unliquidated) of Borrower to Bank under any of the Loan Documents remain outstanding, and until payment in full of all obligations of Borrower subject hereto, without Bank's prior written consent, Borrower will not, and will cause the Subsidiaries not, to:

SECTION 5.1.   USE OF FUNDS. Use any of the proceeds of any credit extended hereunder except for the purposes stated in Article I hereof.

SECTION 5.2.   LEASE EXPENDITURES. Incur operating lease expense in any calendar year in excess of an aggregate of Two Million Five Hundred Thousand Dollars ($2,500,000).

SECTION 5.3.   OTHER INDEBTEDNESS. Create, incur, assume or permit to exist any indebtedness or liabilities resulting from borrowings, loans or advances, whether secured or unsecured, matured or unmatured, liquidated or unliquidated, joint or several, except (a) the liabilities of Borrower to Bank, (b) trade credit incurred in the ordinary course of business; and (c) any other liabilities of Borrower existing as of, and disclosed to Bank prior to, the Effective Date.

SECTION 5.4.   MERGER, CONSOLIDATION, TRANSFER OF ASSETS. Merge into or consolidate with any other entity; make any substantial change in the nature of Borrower's business as conducted as of the Effective Date; sell, lease, transfer or otherwise dispose of all or a substantial or material portion of Borrower's assets except in the ordinary course of its business; or acquire all or substantially all of the assets of any other person or entity, provided, however, Borrower may make, without consent of Bank, asset acquisitions where Borrower is the acquiring entity so long as each acquisition transaction amount is Five Million Dollars ($5,000,000) or less, not to exceed an annual aggregate amount of Ten Million Dollars ($10,000,000); provided further, however, and for the avoidance of doubt and in order to avoid any misunderstanding, the parties understand and agree that the license of any rights to any intellectual property for any non-US market made to a wholly-owned foreign subsidiary as part of Borrower's global tax planning strategy will not be deemed to breach this Section 5.4.

SECTION 5.5.   GUARANTIES. Guarantee or become liable in any way as surety, endorser (other than as an endorser of negotiable instruments for deposit or collection in the ordinary course of business), accommodation endorser or otherwise for, nor pledge or hypothecate any assets of Borrower as security for, any liabilities or obligations of any other person or entity, except any of the foregoing in favor of Bank.

SECTION 5.6.   LOANS, ADVANCES, INVESTMENTS. Make any loans or advances to or investments in any person or entity, except any of the foregoing in existence as of, and as was disclosed to Bank prior to, the Effective Date; provided, however, that Borrower or any Subsidiary may make loans or advances to any of its respective employees without prior written consent of Bank so long as such loans or advances do not exceed Five Thousand Dollars ($5,000) per loan or advance, and do not exceed an annual aggregate of all loans or advances to all employees of Fifty Thousand Dollars ($50,000).

SECTION 5.7.   PLEDGE OF ASSETS. Mortgage, pledge, grant or permit to exist a security interest in, or lien upon, all or any portion of Borrower's assets now owned or hereafter acquired, except (a) liens for taxes or assessments or other governmental charges not delinquent or which Borrower is contesting in good faith; (b) liens imposed by applicable law for obligations for labor or materials not overdue for more than one hundred twenty (120) days, such as mechanics' materialmen's, carriers', landlords', and warehousemen's liens, or liens, pledges, or deposits under workers' compensation, unemployment insurance, Social Security ,or similar legislation; and (c) any of the foregoing in favor of Bank or which is existing as of, and as was disclosed to Bank in writing prior to, the Effective Date.

ARTICLE VI
EVENTS OF DEFAULT

SECTION 6.1.   The occurrence of any of the following shall constitute an "Event of Default" under this Agreement:

(a)   Borrower shall fail to pay when due any principal, interest, fees or other amounts payable under any of the Loan Documents.

(b)   Any financial statement or certificate furnished to Bank in connection with, or any representation or warranty made by Borrower or any other party under this Agreement or any other Loan Document shall prove to be incorrect, false or misleading in any material respect when furnished or made.

(c)   Any default in the performance of or compliance with any obligation, agreement or other provision contained herein or in any other Loan Document (other than those specifically described as an "Event of Default" in this Section 6.1), and with respect to any such default that by its nature can be cured, and such default shall continue for a period of twenty (20) days from its occurrence.

(d)   Any default in the payment or performance of any obligation, or any defined event of default, under the terms of any contract, instrument or document (other than any of the Loan Documents) pursuant to which Borrower, any guarantor hereunder or any general partner or joint venturer in Borrower if a partnership or joint venture (with each such guarantor, general partner and/or joint venturer referred to herein as a "Third Party Obligor") has incurred any debt or other liability to any person or entity, including Bank.

(e)   Borrower or any Third Party Obligor shall become insolvent, or shall suffer or consent to or apply for the appointment of a receiver, trustee, custodian or liquidator of itself or any of its property, or shall generally fail to pay its debts as they become due, or shall make a general assignment for the benefit of creditors; Borrower or any Third Party Obligor shall file a voluntary petition in bankruptcy, or seeking reorganization, in order to effect a plan or other arrangement with creditors or any other relief under the Bankruptcy Reform Act, Title 11 of the United States Code, as amended or recodified from time to time ("Bankruptcy Code"), or under any state or federal law granting relief to debtors, whether now or hereafter in effect; or Borrower or any Third Party Obligor shall file an answer admitting the jurisdiction of the court and the material allegations of any involuntary petition; or Borrower or any Third Party Obligor shall be adjudicated a bankrupt, or an order for relief shall be entered against Borrower or any Third Party Obligor by any court of competent jurisdiction under the Bankruptcy Code or any other applicable state or federal law relating to bankruptcy, reorganization or other relief for debtors.

(f)   The filing of a notice of judgment lien against Borrower or any Third Party Obligor; or the recording of any abstract of judgment against Borrower or any Third Party Obligor in any county in which Borrower or such Third Party Obligor has an interest in real property; or the service of a notice of levy and/or of a writ of attachment or execution, or other like process, against the assets of Borrower or any Third Party Obligor; or the entry of a judgment against Borrower or any Third Party Obligor; or any involuntary petition or proceeding pursuant to the Bankruptcy Code or any other applicable state or federal law relating to bankruptcy, reorganization or other relief for debtors is filed or commenced against Borrower or any Third Party Obligor; provided, however, that with respect to the filing of a notice of judgment lien, or the recording of a judgment, or the service of any legal process, all as more fully enumerated herein above, against either Borrower or any Third Party Obligor, the aggregate amount of any one or more such filings, judgments or processes must be in excess of Two Hundred Fifty Thousand Dollars ($250,000).

(g)   There shall exist or occur any event or condition that Bank in good faith believes impairs, or is substantially likely to impair, the prospect of payment or performance by Borrower, any Third Party Obligor, or the general partner of either if such entity is a partnership, of its obligations under any of the Loan Documents.

(h)   The dissolution or liquidation of Borrower or any Third Party Obligor if a corporation, partnership, joint venture or other type of entity; or Borrower or any such Third Party Obligor, or any of its directors, stockholders or members, shall take action seeking to effect the dissolution or liquidation of Borrower or such Third Party Obligor.

(i)   Borrower or any third parties requested to do so by Borrower shall fail to deliver to Bank the original documents identified in Section 3.1(b) hereof no later than thirty (30) days after the Effective Date, which documents must be in form and substance satisfactory to Bank.

(j)   Borrower or any third parties requested to do so by Borrower shall fail to (i) deliver to Bank the original documents in form and substance satisfactory to Bank or (ii) complete the actions identified in Section 3.3 within the number of days indicated in the respective sub-section of Section 3.3 hereof.

(k)   Bank receives written notice from any guarantor revoking its guaranty in any respect, including, without limitation, to new Indebtedness of Borrower.

SECTION 6.2.   REMEDIES. Upon the occurrence of any Event of Default: (a) all Indebtedness of Borrower under each of the Loan Documents, any term thereof to the contrary notwithstanding, shall at Bank's option and without notice become immediately due and payable without presentment, demand, protest or notice of dishonor, all of which are hereby expressly waived by Borrower; (b) the obligation, if any, of Bank to extend any further credit under any of the Loan Documents shall immediately cease and terminate; and (c) Bank shall have all rights, powers and remedies available under each of the Loan Documents, or accorded by applicable law, including without limitation the right to resort to any or all security for any credit subject hereto and to exercise any or all of the rights of a beneficiary or secured party pursuant to applicable law. All rights, powers and remedies of Bank may be exercised at any time by Bank and from time to time after the occurrence of an Event of Default, are cumulative and not exclusive, and shall be in addition to any other rights, powers or remedies provided by applicable law or equity.


ARTICLE VII
MISCELLANEOUS


SECTION 7.1.   NO WAIVER. No delay, failure or discontinuance of Bank in exercising any right, power or remedy under any of the Loan Documents shall affect or operate as a waiver of such right, power or remedy; nor shall any single or partial exercise of any such right, power or remedy preclude, waive or otherwise affect any other or further exercise thereof or the exercise of any other right, power or remedy. Any waiver, permit, consent or approval of any kind by Bank of any breach of or default under any of the Loan Documents must be in writing and shall be effective only to the extent set forth in such writing.

SECTION 7.2.   NOTICES. All notices, requests and demands which any party is required or may desire to give to any other party under any provision of this Agreement must be in writing delivered to each party at the following address:

BORROWER: ZAGG Inc
              3855 South 500 West, Suite J
              Salt Lake City, UT 84115-4252
              Attention: Brandon T. O'Brien

Fax: (801) 263-1841
Email: brandon@zagg.com

With a copy to (which copy shall not constitute notice)

Durham Jones & Pinegar, P.C.
111 East Broadway, Suite 900
Salt Lake City, UT 84110
Fax: (801) 415-3500
Attention: Jeffrey M. Jones, Esq. (email: jjones@djplaw.com) and
           Thomas R. Taylor, Esq. (email: ttaylor@djplaw.com)

BANK: WELLS FARGO BANK, NATIONAL ASSOCIATION
           Commercial Banking Group
           299 South Main Street, 9th Floor
           Salt Lake City, UT 84111
           MAC U1228-09A
           Attention: Nathan B. Paddock
           Fax: (801) 246-1645
           Email: nathan.b.paddock@wellsfargo.com

or to such other address as any party may designate by written notice to all other parties. Each such notice, request and demand shall be deemed given or made as follows: (a) if sent by hand delivery, upon delivery; (b) if sent by mail, upon the earlier of the date of receipt or three (3) days after deposit in the U.S. mail, first class and postage prepaid; and (c) if sent by telecopy (fax) or electronic mail (email), upon receipt.

SECTION 7.3.   COSTS, EXPENSES AND ATTORNEYS' FEES. Borrower shall pay to Bank immediately upon demand the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys' fees (to include outside counsel fees and all allocated costs of Bank's in-house counsel), expended or incurred by Bank in connection with (a) the negotiation and preparation of this Agreement and the other Loan Documents, Bank's continued administration hereof and thereof, and the preparation of any amendments and waivers hereto and thereto, (b) the enforcement of Bank's rights and/or the collection of any amounts which become due to Bank under any of the Loan Documents, and (c) the prosecution or defense of any action in any way related to any of the Loan Documents, including without limitation, any action for declaratory relief, whether incurred at the trial or appellate level, in an arbitration proceeding or otherwise, and including any of the foregoing incurred in connection with any bankruptcy proceeding (including without limitation, any adversary proceeding, contested matter or motion brought by Bank or any other person or entity) relating to Borrower or any other person or entity.

SECTION 7.4.   SUCCESSORS, ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the heirs, executors, administrators, legal representatives, successors and assigns of the parties; provided however, that Borrower may not assign or transfer its interests or rights hereunder without Bank's prior written consent. Bank reserves the right to sell, assign, transfer, negotiate or grant participations in all or any part of, or any interest in, Bank's rights and benefits under each of the Loan Documents. In connection therewith, Bank may disclose all documents and information which Bank now has or may hereafter acquire relating to any credit subject hereto, Borrower or its business, any guarantor hereunder or the business of such guarantor, or any collateral required hereunder; provided, however, that Bank shall take reasonable steps to ensure the confidentiality of any such documents or information that may be disclosed pursuant to this Section 7.4, including maintaining the confidentiality thereof as required by laws, rules and regulations, including the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

SECTION 7.5. ENTIRE AGREEMENT; AMENDMENT. This Agreement and the other Loan Documents constitute the entire agreement between Borrower and Bank with respect to each credit subject hereto and supersede all prior negotiations, communications, discussions and correspondence concerning the subject matter hereof (whether written or oral). This Agreement may be amended or modified only in writing signed by each party hereto. PURSUANT TO UTAH CODE SECTION 25-5-4, THE LOAN PARTIES ARE NOTIFIED THAT THE LOAN DOCUMENTS ARE A FINAL EXPRESSION OF THE AGREEMENT BETWEEN BANK AND THE APPLICABLE LOAN PARTIES, AND THE LOAN DOCUMENTS MAY NOT BE CONTRADICTED BY EVIDENCE OF ANY ALLEGED ORAL AGREEMENT.

SECTION 7.6. NO THIRD PARTY BENEFICIARIES. This Agreement is made and entered into for the sole protection and benefit of the parties hereto and their respective permitted successors and assigns, and no other person or entity shall be a third party beneficiary of, or have any direct or indirect cause of action or claim in connection with, this Agreement or any other of the Loan Documents to which it is not a party.

SECTION 7.7. TIME. Time is of the essence of each and every provision of this Agreement and each other of the Loan Documents.

SECTION 7.8. SEVERABILITY OF PROVISIONS. If any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or any remaining provisions of this Agreement.

SECTION 7.9. COUNTERPARTS. Two or more duplicate originals of the Loan Documents may be signed by the parties, each duplicate of which shall be an original but all of which together shall constitute one and the same instrument. Any of the Loan Documents may be executed in several counterparts, without the requirement that all parties sign each counterpart. Receipt by Bank of an executed copy of the Loan Documents (except promissory notes, other instruments, stock or membership interest certificates or transfer powers) by fax or email shall constitute conclusive evidence of execution and delivery of the Loan Documents by the signatory thereto.

SECTION 7.10. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Utah.

SECTION 7.11. ARBITRATION.

(a) Arbitration. The parties hereto agree, upon demand by any party, to submit to binding arbitration all claims, disputes and controversies between or among them (and their respective employees, officers, directors, attorneys, and other agents), whether in tort, contract or otherwise in any way arising out of or relating to (i) any credit subject hereto, or any of the Loan Documents, and their negotiation, execution, collateralization, administration, repayment, modification, extension, substitution, formation, inducement, enforcement, default or termination; or (ii) requests for additional credit.

(b)   Governing Rules. Any arbitration proceeding will (i) proceed in a location in Utah selected by the American Arbitration Association ("AAA"); (ii) be governed by the Federal Arbitration Act (Title 9 of the United States Code), notwithstanding any conflicting choice of law provision in any of the documents between the parties; and (iii) be conducted by the AAA, or such other administrator as the parties shall mutually agree upon, in accordance with the AAA's commercial dispute resolution procedures, unless the claim or counterclaim is at least One Million Dollars ($1,000,000) exclusive of claimed interest, arbitration fees and costs in which case the arbitration shall be conducted in accordance with the AAA's optional procedures for large, complex commercial disputes (the commercial dispute resolution procedures or the optional procedures for large, complex commercial disputes to be referred to herein, as applicable, as the "Rules"). If there is any inconsistency between the terms hereof and the Rules, the terms and procedures set forth herein shall control. Any party who fails or refuses to submit to arbitration following a demand by any other party shall bear all costs and expenses incurred by such other party in compelling arbitration of any dispute. Nothing contained herein shall be deemed to be a waiver by any party that is a bank of the protections afforded to it under 12 U.S.C. §91 or any similar applicable state law.

(c)   No Waiver of Provisional Remedies, Self-Help and Foreclosure. The arbitration requirement does not limit the right of any party to (i) foreclose against real or personal property collateral; (ii) exercise self-help remedies relating to collateral or proceeds of collateral such as setoff or repossession; or (iii) obtain provisional or ancillary remedies such as replevin, injunctive relief, attachment or the appointment of a receiver, before during or after the pendency of any arbitration proceeding. This exclusion does not constitute a waiver of the right or obligation of any party to submit any dispute to arbitration or reference hereunder, including those arising from the exercise of the actions detailed in sections (i), (ii) and (iii) of this paragraph.

(d)   Arbitrator Qualifications and Powers. Any arbitration proceeding in which the amount in controversy is Five Million Dollars ($5,000,000) or less will be decided by a single arbitrator selected according to the Rules, and who shall not render an award of greater than $5,000,000. Any dispute in which the amount in controversy exceeds Five Million Dollars ($5,000,000) shall be decided by majority vote of a panel of three (3) arbitrators; provided however, that all three (3) arbitrators must actively participate in all hearings and deliberations. The arbitrator(s) will be a neutral attorney licensed in the State of Utah or a neutral retired judge of the state or federal judiciary of Utah, in either case with a minimum of ten (10) years experience in the substantive law applicable to the subject matter of the dispute to be arbitrated. The arbitrator(s) will determine whether or not an issue is arbitratable and will give effect to the statutes of limitation in determining any claim. In any arbitration proceeding the arbitrator(s) will decide (by documents only or with a hearing at the arbitrator(s') discretion) any pre-hearing motions which are similar to motions to dismiss for failure to state a claim or motions for summary adjudication. The arbitrator(s) shall resolve all disputes in accordance with the substantive law of Utah and may grant any remedy or relief that a court of such state could order or grant within the scope hereof and such ancillary relief as is necessary to make effective any award. The arbitrator(s) shall also have the power to award recovery of all costs and fees, to impose sanctions and to take such other action as the arbitrator(s) deem necessary to the same extent a judge could pursuant to the Federal Rules of Civil Procedure, the Utah Rules of Civil Procedure or other applicable law. Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction. The institution and maintenance of an action for judicial relief or pursuit of a provisional or ancillary remedy shall not constitute a waiver of the right of any party, including the plaintiff, to submit the controversy or claim to arbitration if any other party contests such action for judicial relief.

(e)   Discovery. In any arbitration proceeding, discovery will be permitted in accordance with the Rules. All discovery shall be expressly limited to matters directly relevant to the dispute being arbitrated and must be completed no later than twenty (20) days before the hearing date. Any requests for an extension of the discovery periods, or any discovery disputes, will be subject to final determination by the arbitrator upon a showing that the request for discovery is essential for the party's presentation and that no alternative means for obtaining information is available.

(f)   Class Proceedings and Consolidations. No party hereto shall be entitled to join or consolidate disputes by or against others in any arbitration, except parties who have executed any Loan Document, or to include in any arbitration any dispute as a representative or member of a class, or to act in any arbitration in the interest of the general public or in a private attorney general capacity.

(g)   Payment of Arbitration Costs and Fees. The arbitrator shall award all costs and expenses of the arbitration proceeding.

(h)   Real Property Collateral; Judicial Reference. Notwithstanding anything herein to the contrary, no dispute shall be submitted to arbitration if the dispute concerns indebtedness secured directly or indirectly, in whole or in part, by any real property unless (i) the holder of the mortgage, lien or security interest specifically elects in writing to proceed with the arbitration, or (ii) all parties to the arbitration waive any rights or benefits that might accrue to them by virtue of the single action rule statute of Utah, thereby agreeing that all indebtedness and obligations of the parties, and all mortgages, liens and security interests securing such indebtedness and obligations, shall remain fully valid and enforceable. If any such dispute is not submitted to arbitration, the dispute shall be referred to a master in accordance with Utah Rule of Civil Procedure 53, and this general reference agreement is intended to be specifically enforceable. A master with the qualifications required herein for arbitrators shall be selected pursuant to the AAA's selection procedures. Judgment upon the decision rendered by a master shall be entered in the court in which such proceeding was commenced in accordance with Utah Rule of Civil Procedure 53(e).

(i)   Miscellaneous. To the maximum extent practicable, the AAA, the arbitrator(s) and the parties shall take all action required to conclude any arbitration proceeding within one hundred eighty (180) days after the filing of the dispute with the AAA. No arbitrator or other party to an arbitration proceeding may disclose the existence, content or results thereof, except for disclosures of information by a party required in the ordinary course of its business or by applicable law, rule or regulation (including, without limitation, the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended). If more than one agreement for arbitration by or between the parties potentially applies to a dispute, the arbitration provision most directly related to the Loan Documents or the subject matter of the dispute shall control. This arbitration provision shall survive termination, amendment or expiration of any of the Loan Documents or any relationship between the parties.

[Signature Page(s) Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the Effective Date.

ZAGG INC,
A NEVADA CORPORATION

By: _____
Brandon T. O'Brien
Chief Financial Officer and
Secretary

WELLS FARGO BANK,
NATIONAL ASSOCIATION

By: _____
Nathan B. Paddock
Vice President

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the Effective Date.

ZAGG INC,
A NEVADA CORPORATION

By: _____
    Brandon T. O'Brien
    Chief Financial Officer and
    Secretary

WELLS FARGO BANK,
NATIONAL ASSOCIATION

By:
    Nathan B. Paddock
    Vice President

Exhibit A
Form of Compliance Certificate

[Attached]

COMPLIANCE CERTIFICATE

To: WELLS FARGO BANK, NATIONAL ASSOCIATION
Commercial Banking Group
299 South Main Street, 9th Floor
Salt Lake City, UT 84111
MAC U1228-09A
Attention: Nathan B. Paddock

For the Fiscal Quarter Ending: _____, 20____ (the "Reporting Period").

ZAGG INC, a Nevada corporation ("Borrower"), make this certification to WELLS FARGO BANK, NATIONAL ASSOCIATION ("Bank"), under and pursuant to that certain Credit Agreement dated as of December 6, 2012 by and between Borrower and Bank (as amended or modified from time to time, the "Credit Agreement"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Credit Agreement. In the event of any conflict between the calculations set forth in this Compliance Certificate and the manner of calculation required by the Credit Agreement, the terms of the Credit Agreement shall govern and control.

The undersigned hereby certifies to Bank on behalf of Borrower and not in his individual capacity that as reported on the most recent financial statements described below and submitted herewith to Bank, Borrower is in compliance with each and every financial covenant set forth in the Credit Agreement. The financial covenant requirements compared to the actual results are determined to be as follows, which results are further described in the Covenant Calculations set forth on Schedule 1 attached hereto, each of which Borrower hereby certifies to be true and correct:

        a.   Total Liabilities divided by Tangible Net Worth ("Leverage Ratio") not greater than 1.75 to 1.00 at each calendar quarter end.

Actual Leverage Ratio for Reporting Period: _____

In Compliance (check one):   Yes ☐   No ☐

        b.   Fixed Charge Coverage Ratio not less than 2.50 to 1.00 as of each calendar quarter end:

Fixed Charge Coverage Ratio for Reporting Period: _____

In Compliance (check one):   Yes ☐   No ☐

c.   Asset Test Ratio not less than 1.50 to 1.00 as of each calendar quarter end.

Total Asset Test Ratio for Reporting Period: _____

In Compliance (check one):   Yes ☐   No ☐

d.   Borrower shall not incur two (2) consecutive quarterly losses.

In Compliance (check one):   Yes ☐   No ☐

In addition, the undersigned certifies to Bank that, during the period covered by the financial statements submitted herewith and through the date of this Compliance Certificate:

A.   The person signing this Compliance Certificate is the duly elected, qualified and acting officer or representative of Borrower as indicated below, having all necessary authority to act for Borrower in making the certifications herein.

B.   The person signing this Compliance Certificate has reviewed the terms of the Credit Agreement and has made, or has caused to be made under such person's supervision, a detailed review of the transactions and conditions of Borrower.

C.   No Event of Default or event which with the passage of time, or giving of notice, or both has occurred and is continuing, except as set forth below, in response to which Borrower proposes to take or has taken the following actions (if none, so state):

_____

_____

_____

D.   There has been no change in GAAP or in the application thereof to Borrower's consolidated financial statements since the date of the audited financial statements referred to in the Credit Agreement which were last delivered to Bank.

E.   The financial statements submitted herewith are prepared in accordance with GAAP.

F.   There has been no change to any of the information set forth in the schedules to the Loan Documents, except as set forth and described on Schedule 2 attached hereto.

2

ACKNOWLEDGMENT AND AGREEMENT

THIS ACKNOWLEDGMENT AND AGREEMENT (this "*Agreement*") is entered into as of December 7, 2012, by and among WELLS FARGO BANK, NATIONAL ASSOCIATION ("*Transferee*"), ZAGG Inc, a Nevada corporation ("*Investor*") and HzO, Inc., a Delaware corporation ("*Issuer*").

WHEREAS, Transferee has extended, or has agreed to extend, credit to Investor on the condition, among others, that such credit be secured by a security interest in 18,360,401 shares of the Issuer's Series A Preferred Stock owned by the Investor (the "*Pledged Shares*") pursuant to the terms of that certain General Pledge Agreement attached hereto as **Exhibit A** and incorporated herein by this reference (the "*Pledge Agreement*");

WHEREAS, the Pledged Shares are subject to the transfer restrictions set forth in that certain Second Amended and Restated Investors' Rights Agreement attached hereto as **Exhibit B** (the "*Rights Agreement*");

WHEREAS, pursuant to Section 2.8(a)(ii) of the Rights Agreement, Investor has given written notice to Issuer of Investor's intention to grant a security interest in the Pledged Shares and the possible transfer of the Pledged Shares to Transferee upon an Event of Default (as defined in the Pledge Agreement), including a detailed description of the Pledge Agreement; and

WHEREAS, in extending or continuing to extend such credit to Investor, Transferee is relying on the acknowledgments and agreements relating to the Pledge Shares set forth herein.

NOW, THEREFORE, Issuer, Investor and Transferee hereby acknowledge, represent and agree as follows:

1. **Transferee Agreement.** Transferee agrees that upon a transfer of the Pledged Shares to the Transferee, the Transferee will take and hold such Pledged Shares subject to, and be bound by, the terms and conditions set forth in the Rights Agreement.

2. **Issuer Acknowledgment.** Issuer acknowledges that Investor and Transferee have complied in all respects with the provisions of Section 2.8(a) of the Rights Agreement. Issuer further acknowledges that a transfer of the Pledged Shares to the Transferee will not require registration of such Pledge Shares under the Securities Act of 1933, as amended (the "*Securities Act*").

3. **Issuer Agreement.** Issuer agrees that Issuer will not require an opinion of counsel from Investor to the effect that the transfer of the Pledged Shares to Transferee will not require registration of such Pledged Shares under the Securities Act. Issuer further agrees to maintain and provide to Investor and Transferee, prior to the transfer of the Pledged Shares, (i) "reasonably current" information (as such term is understood and defined in Rule 144A under the Securities Act) about Issuer or (ii) the type of information about Issuer and the Pledged Shares that would be required in Issuer's initial private placement of the Pledged Shares.

4.   **Governing Law; Successors, Assigns**. This Agreement shall be governed by and construed in accordance with the laws of the State of Utah, and shall be binding upon and inure to the benefit of the heirs, executors, administrators, legal representatives, successors and assigns of the parties.

5.   **Counterparts**. This Agreement may be executed simultaneously in counterparts (including by facsimile or other electronic means), each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Dated as of _____, 20___.

Very truly yours,

ZAGG INC,
A NEVADA CORPORATION

By: _____
Brandon T. O'Brien
 Chief Financial Officer and
     Secretary

SCHEDULE 1
TO COMPLIANCE CERTIFICATE

COVENANT CALCULATIONS

5881214

SCHEDULE 2
TO COMPLIANCE CERTIFICATE

UPDATES TO CREDIT AGREEMENT SCHEDULES

5881214

Exhibit B
Form of Acknowledgment and Agreement (HZO, Inc.)

[Attached]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

TRANSFEREE:

WELLS FARGO BANK,
  NATIONAL ASSOCIATION

By: _____
Name: Nathan B. Paddock
Title: Vice President
Address: 299 South Main, 9th Floor
          Salt Lake City, UT 84111

ISSUER:

HZO, INC.
A DELAWARE CORPORATION

By: _____
Name: _____
Title: _____
Address:

INVESTOR:

ZAGG INC,
A NEVADA CORPORATION

By: _____
Name: Brandon T. O'Brien
Title: Chief Financial Officer and Secretary
Address: 3855 S. 500 W., Suite J
          Salt Lake City, UT 84115

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

TRANSFEREE:

WELLS FARGO BANK,
NATIONAL ASSOCIATION



By: _____
Name: Nathan B. Paddock
Title: Vice President
Address: 299 South Main, 9th Floor
             Salt Lake City, UT 84111

INVESTOR:

ZAGG INC,
A NEVADA CORPORATION

By: _____
Name: Brandon T. O'Brien
Title: Chief Financial Officer and Secretary
Address: 3855 S. 500 W., Suite J
             Salt Lake City, UT 84115

ISSUER:

HZO, INC.
A DELAWARE CORPORATION

By: _____
Name: _____
Title: _____
Address:

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

TRANSFEREE:

WELLS FARGO BANK,
  NATIONAL ASSOCIATION

By: _____
Name: Nathan B. Paddock
Title: Vice President
Address: 299 South Main, 9th Floor
          Salt Lake City, UT 84111

INVESTOR:

ZAGG INC

By: _____
Name: Brandon T. O'Brien
Title: CFO and Secretary
Address: 3855 S. 500 W., Suite J
          Salt Lake City, UT 84115

ISSUER:

HZO, INC.



By: _____
Name: Paul S Clayson
Title: CEO
Address: 12637 South 265 West
          Suite 300
          Draper, UT 84020

EXHIBIT A

Pledge Agreement

(see attached)

GENERAL PLEDGE AGREEMENT

TO: WELLS FARGO BANK, NATIONAL ASSOCIATION

1.   GRANT OF SECURITY INTEREST. For valuable consideration as of December 7, 2012, the undersigned ZAGG INC, a Nevada corporation ("Debtor"), hereby assigns, transfers to and pledges to WELLS FARGO BANK, NATIONAL ASSOCIATION ("Bank"), and grants to Bank a security interest in the following described money and property at any time delivered to and deposited with Bank: (a) all shares of capital stock, membership interests, or other equity ownership interests set forth on Schedule 1 attached hereto and in the amounts described thereon, including any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest of each issuer identified on Schedule 1 (together with any successors thereto, whether by merger or otherwise, each an "Issuer" and, collectively, the "Issuers") issued in the name of Debtor, as further described on Schedule 1, and all other equity interests of such Issuers acquired or held by or issued or issuable to Debtor at any time including, without limitation, if the Issuer is a limited liability company, all of the economic interests, right to vote or otherwise control, as an equity holder, and all of Debtor's rights as a member of such Issuer; and (b) all equity interests owned by or to be owned by Debtor in its subsidiaries now existing, or hereafter formed; provided however, as indicated on Schedule 1 and in order to avoid any ambiguity, confusion, misunderstanding or dispute, Debtor shall pledge only sixty-five percent (65%) of the equity interests in any of its non-United States subsidiaries (collectively called "Collateral"), together with all stock rights, rights to subscribe, stock splits, liquidating dividends, cash dividends, dividends paid in stock, new securities, membership interests, other equity interests, or other property of any kind which Debtor is or may hereafter be entitled to receive on account of any securities pledged hereunder, including without limitation, stock or membership interests received by Debtor due to stock splits or membership interest splits, or dividends paid in stock or sums paid upon or in respect of any securities pledged hereunder upon the liquidation or dissolution of the issuer thereof (hereinafter called "Proceeds"), and in the event that Debtor receives any such Proceeds, Debtor will hold the same in trust on behalf of and for the benefit of Bank and will immediately deliver all such Proceeds to Bank in the exact form received, with the endorsement of Debtor if necessary and/or appropriate undated stock powers duly executed in blank, to be held by Bank as part of the Collateral, subject to all terms hereof.

2.   OBLIGATIONS SECURED. The obligations secured hereby are the payment and performance of: (a) all present and future Indebtedness (as defined below) of Debtor to Bank; (b) all obligations of Debtor and rights of Bank under this Agreement; and (c) all present and future obligations of Debtor to Bank of other kinds. The word "Indebtedness" is used herein in its most comprehensive sense and includes any and all advances, debts, obligations and liabilities of Debtor, or any of them, heretofore, now or hereafter made, incurred or created, whether voluntary or involuntary and however arising, whether due or not due, absolute or contingent, liquidated or unliquidated, determined or undetermined, including under any swap, derivative, foreign exchange, hedge, deposit, treasury management or other similar transaction or arrangement, and whether Debtor may be liable individually or jointly with others, or whether recovery upon such Indebtedness may be or hereafter becomes unenforceable.

3.   TERMINATION. This Agreement will terminate upon the performance of all obligations of Debtor to Bank, including without limitation, the payment of all Indebtedness of Debtor to Bank, and the termination of all commitments of Bank to extend credit to Debtor,



existing at the time Bank receives written notice from Debtor of the termination of this Agreement.

4. OBLIGATIONS OF BANK. Bank has no obligation to make any loans hereunder. Any money received by Bank in respect of the Collateral may be deposited, at Bank's option, into a non-interest bearing account over which Debtor shall have no control, and the same shall, for all purposes, be deemed Collateral hereunder. Bank's obligation with respect to Collateral and Proceeds in its possession shall be strictly limited to the duty to exercise reasonable care in the custody and preservation of such Collateral and Proceeds, and such duty shall not include any obligation to ascertain or to initiate any action with respect to or to inform Debtor of maturity dates, conversion, call or exchange rights, or offers to purchase the Collateral or Proceeds, or any similar matters, notwithstanding Bank's knowledge of the same. Bank shall have no duty to take any steps necessary to preserve the rights of Debtor against prior parties, or to initiate any action to protect against the possibility of a decline in the market value of the Collateral or Proceeds. Bank shall not be obligated to take any action with respect to the Collateral or Proceeds requested by Debtor unless such request is made in writing and Bank determines, in its sole discretion, that the requested action would not unreasonably jeopardize the value of the Collateral and Proceeds as security for the Indebtedness. Bank may at any time deliver the Collateral and Proceeds, or any part thereof, to any Debtor, and the receipt thereof by any Debtor shall be a complete and full acquittance for the Collateral and Proceeds so delivered, and Bank shall thereafter be discharged from any liability or responsibility therefor.

5. REPRESENTATIONS AND WARRANTIES. Debtor represents and warrants to Bank that: (a) Debtor's legal name, entity type, organizational identification number, chief executive office and principal place of business are as set forth on Schedule 2 attached hereto, and all of Debtor's organizational documents or agreements delivered to Bank are complete and accurate in every respect; (b) Debtor is in good standing under the laws of its state of organization, (c) Debtor is the owner and has possession or control of the Collateral and Proceeds; (d) Debtor has the exclusive right to pledge the Collateral and Proceeds; (e) all Collateral and Proceeds are genuine, free from liens, adverse claims, setoffs, default, prepayment, defenses and conditions precedent of any kind or character, except the lien created hereby or as otherwise agreed to by Bank, or as heretofore disclosed by Debtor to Bank, in writing; (f) all statements contained herein and, where applicable, in the Collateral, are true and complete in all material respects; (g) no financing statement covering any of the Collateral or Proceeds, and naming any secured party other than Bank, is on file in any public office; and (h) specifically with respect to Collateral and Proceeds consisting of investment securities, the same comply with applicable laws concerning form, content and manner of preparation and execution; provided, however, that with respect to HzO, Inc., a Delaware corporation ("HzO"), such representation is made to Debtor's knowledge (j) the Collateral is not subject to any stock, membership interest or other equity interest purchase agreement, voting trust or other agreement affecting, restricting, or limiting the sale, transfer, disposition or voting rights concerning said Collateral, except the agreements concerning shares of stock of HzO set forth on Schedule 3 hereto; and (k) the Collateral is duly authorized, validly issued, fully paid and nonassessable.

6. COVENANTS OF DEBTOR.

(a) Debtor agrees in general: (i) to pay Indebtedness secured hereby when due; (ii) to indemnify Bank against all losses, claims, demands, liabilities and expenses of every kind caused by property subject hereto; (iii) to permit Bank to exercise its powers hereunder; (iv) to execute and deliver such documents as Bank deems necessary to create, perfect and continue the security interests contemplated hereby; (v) not to change its name, its chief executive office, or the jurisdiction in which it is organized and/or registered without giving Bank prior written notice thereof; (vi) not to change the places where Debtor keeps any Collateral or Debtor's records concerning the Collateral and Proceeds without giving Bank prior written notice of the address to which Debtor is moving same; and (vii) to cooperate with Bank in perfecting all security interests granted herein and in obtaining such agreements from third parties as Bank deems necessary, proper or convenient in connection with the preservation, perfection or enforcement of any of its rights hereunder.

(b)   Debtor agrees with regard to the Collateral and Proceeds, unless Bank agrees otherwise in writing: (i) that Bank is authorized to file financing statements in the name of Debtor to perfect Bank's security interest in Collateral and Proceeds; (ii) not to permit any lien on the Collateral or Proceeds, except in favor of Bank; (iii) not to sell, hypothecate or otherwise dispose of, nor permit the transfer by operation of law of, any of the Collateral or Proceeds or any interest therein, nor withdraw any funds from any deposit account pledged to Bank hereunder; (iv) to keep, in accordance with generally accepted accounting principles, complete and accurate records regarding all Collateral and Proceeds, and to permit Bank to inspect the same and make copies thereof at any reasonable time upon prior notice; (v) if requested by Bank, to receive and use reasonable diligence to collect Proceeds, in trust and as the property of Bank, and to immediately endorse as appropriate and deliver such Proceeds to Bank daily in the exact form in which they are received together with a collection report in form satisfactory to Bank; (vi) in the event Bank elects to receive payments of Proceeds hereunder, to pay all expenses incurred by Bank in connection therewith, including expenses of accounting, correspondence, collection efforts, filing, recording, record keeping and expenses incidental thereto; (vii) to provide any service and do any other acts which may be necessary to keep all Collateral and Proceeds free and clear of all defenses, rights of offset and counterclaims; and (viii) if the Collateral or Proceeds consists of securities and so long as no Event of Default (as defined in Section 9 hereof) exists, to vote said securities and to give consents, waivers and ratifications with respect thereto, provided that no vote shall be cast or consent, waiver or ratification given or action taken which would impair Bank's interests in the Collateral and Proceeds or be inconsistent with or violate any provisions of this Agreement.

(c)   Debtor further agrees to deliver true and correct copies of any and all stock certificates, membership interest certificates, unit certificates or similar instruments evidencing the Collateral to Bank at the time of execution of this Agreement pursuant to Section 3.1(e) of the Credit Agreement, or, with respect to any additional Collateral obtained after the date hereof, within five (5) business days after the time as Debtor obtains ownership of such additional Collateral, and will deliver the original stock certificates evidencing the Collateral together with fully executed transfer powers to Bank within thirty (30) days after the date of this Agreement. Debtor will promptly deliver to Bank all written notices, dividends, stock certificates, membership interest certificates, and other documents constituting or relating to the Collateral, which are received in the future and will promptly give Bank written notice of any other notices which are received in the future by Debtor with respect to the Collateral. Debtor shall execute and deliver to Bank, at the time of the execution of this Agreement or, with respect to any additional Collateral obtained after the date hereof, Transfer Powers in respect of the Collateral in a form reasonably acceptable to Bank. Each Transfer Power may contain blanks or otherwise be incomplete but shall nonetheless be binding and effective. Bank is hereby irrevocably authorized, with respect to each Transfer Power, and Debtor does hereby irrevocably make, constitute and appoint Bank as such Debtor's true and lawful attorney in fact, with full power of substitution, to fill in such blanks and otherwise complete each Transfer Power, now or at any time in the future, such power to be exercised only upon the occurrence and during the continuance of an Event of Default. Bank may deliver any Transfer Power as Bank deems appropriate in connection with any transfer of the Collateral pursuant to this Agreement. Debtor does hereby make, constitute and appoint Bank as such Debtor's true and lawful attorney in fact, with full power of substitution, to transfer the Collateral on the books of the issuer or any transfer agent to the name of any transferee upon foreclosure of this security interest. Bank shall be under no obligation to exercise any of such rights or privileges.

(d)   Debtor acknowledges that a breach of any of the covenants contained in this Section may cause irreparable injury to Bank, that Bank will have no adequate remedy at law with respect to such breach, and, as a consequence, that the covenants in this Section shall be specifically enforceable.

7.   POWERS OF BANK.

(a)   Bank Powers Regardless of Occurrence of an Event of Default. Debtor appoints Bank its true and lawful attorney-in-fact to perform any of the following powers, which are coupled with an interest, are irrevocable until termination of this Agreement and may be exercised from time to time by Bank's officers and employees, or any of them, whether or not Debtor is in default and whether or not an Event of Default (as defined herein) has occurred: (i) to notify any person obligated on any security, instrument or other document subject to this Agreement of Bank's rights hereunder; (ii) to release or substitute Collateral; (iii) to make any compromise or settlement Bank deems desirable or proper in respect of the Collateral and Proceeds; (iv) to insure, process and preserve the Collateral and Proceeds; (v) to resort to security in any order; (vi) to prepare, execute, file, record or deliver notes, assignments, schedules, designation statements, financing statements, continuation statements, termination statements, statements of assignment, applications for registration or like papers to perfect, preserve or release Bank's interest in the Collateral; and (vii) to do all acts and things and execute all documents in the name of Debtor or otherwise, deemed by Bank as necessary, proper and convenient in connection with the preservation, perfection or enforcement of its rights hereunder.

(b)   Bank Powers Upon the Occurrence of an Event of Default. In addition to the powers of Bank set forth in Section 7(a) hereof, Debtor also appoints Bank its true and lawful attorney-in-fact to perform any of the following powers, which are coupled with an interest, are irrevocable until termination of this Agreement and may be exercised from time to time by Bank's officers and employees, or any of them, only in the event Debtor is in default or upon the occurrence of an Event of Default: (i) to perform any obligation of Debtor hereunder in Debtor's name or otherwise without the obligation to do so; (ii) to collect by legal proceedings or otherwise all dividends, interest, principal or other sums now or hereafter payable upon or on account of the Collateral or Proceeds; (iii) to do and perform such acts and things as Bank may deem proper, with any money or property received in exchange for the Collateral or Proceeds, at Bank's option, to be applied to the Indebtedness or held by Bank under this Agreement; (iv) to receive, open and read mail addressed to Debtor; and (v) to exercise all rights, powers and remedies which Debtor would have, but for this Agreement, with respect to all Collateral and Proceeds subject hereto. To effect the purposes of this Agreement or otherwise upon instructions of Debtor, or any of them, Bank may cause any Collateral and/or Proceeds to be transferred to Bank's name or the name of Bank's nominee. Any or all Collateral and/or Proceeds consisting of securities may be registered, without notice, in the name of Bank or its nominee, and thereafter Bank or its nominee may exercise, without notice, all voting and corporate rights at any meeting of the stockholders of the issuer thereof, any and all rights of conversion, exchange or subscription, or any other rights, privileges or options pertaining to such Collateral and/or Proceeds, all as if it were the absolute owner thereof. The foregoing shall include, without limitation, the right of Bank or its nominee to exchange, at its discretion, any and all Collateral and/or Proceeds upon the merger, consolidation, reorganization, recapitalization or other readjustment of the issuer thereof, or upon the exercise by the issuer thereof or Bank of any right, privilege or option pertaining to any shares of the Collateral and/or Proceeds, and in connection therewith, the right to deposit and deliver any and all of the Collateral and/or Proceeds with any committee, depository, transfer agent, registrar or other designated agency upon such terms and conditions as Bank may determine. All of the foregoing rights, privileges or options may be exercised without liability on the part of Bank or its nominee except to account for property actually received by Bank. Bank shall have no duty to exercise any of the foregoing, or any other rights, privileges or options with respect to the Collateral or Proceeds and shall not be responsible for any failure to do so or delay in so doing.

8. PAYMENT OF PREMIUMS, TAXES, CHARGES, LIENS AND ASSESSMENTS. Debtor agrees to pay, prior to delinquency, all insurance premiums, taxes, charges, liens and assessments against the Collateral and Proceeds, and upon the failure of Debtor to do so, Bank at its option may pay any of them and shall be the sole judge of the legality or validity thereof and the amount necessary to discharge the same. Any such payments made by Bank shall be obligations of Debtor to Bank, due and payable immediately upon demand, together with interest at the rate determined under Section 15 hereof, and shall be secured by the Collateral and Proceeds, subject to all terms and conditions of this Agreement.

9. EVENTS OF DEFAULT. The occurrence of any of the following shall constitute an "Event of Default" under this Agreement: (a) any default in the payment or performance of any obligation, or any defined event of default, under (i) any contract or instrument evidencing any Indebtedness, or (ii) any other agreement between Debtor and Bank, including without limitation any loan agreement, relating to or executed in connection with any Indebtedness; (b) any representation or warranty made by Debtor herein shall prove to be incorrect, false or misleading in any material respect when made; (c) Debtor shall fail to observe or perform any obligation or agreement contained herein; (d) any impairment of the rights of Bank in any Collateral or Proceeds, or any attachment or like levy on any property of Debtor; and (e) Bank, in good faith, believes any or all of the Collateral and/or Proceeds is substantially likely to be in danger of misuse, dissipation, commingling, loss, theft, damage or destruction.

10. REMEDIES. Upon the occurrence of any Event of Default, Bank shall have the right to declare immediately due and payable all or any Indebtedness secured hereby and to terminate any commitments to make loans or otherwise extend credit to Debtor. Bank shall have all other rights, powers, privileges and remedies granted to a secured party upon default under the Utah Uniform Commercial Code or otherwise provided by applicable law, including without limitation, the (a) right to contact all persons obligated to Debtor on any Collateral or Proceeds and to instruct such persons to deliver all Collateral and/or Proceeds directly to Bank, and (b) to sell, lease, license or otherwise dispose of any or all Collateral. All rights, powers, privileges and remedies of Bank shall be cumulative. No delay, failure or discontinuance of Bank in exercising any right, power, privilege or remedy hereunder shall affect or operate as a waiver of such right, power, privilege or remedy; nor shall any single or partial exercise of any such right, power, privilege or remedy preclude, waive or otherwise affect any other or further exercise thereof or the exercise of any other right, power, privilege or remedy. Any waiver, permit, consent or approval of any kind by Bank of any default hereunder, or any such waiver of any provisions or conditions hereof, must be in writing and shall be effective only to the extent set forth in writing. It is agreed that public or private sales or other dispositions, for cash or on credit, to a wholesaler or retailer or investor, or user of property of the types subject to this

Agreement, or public auctions, are all commercially reasonable because differences in the prices generally realized in the different kinds of dispositions are ordinarily offset by the differences in the costs and credit risks of such dispositions. While an Event of Default exists: (a) Debtor will not dispose of any Collateral or Proceeds except on terms approved by Bank; (b) Bank may appropriate the Collateral and apply all Proceeds toward repayment of the Indebtedness in such order of application as Bank may from time to time elect; and (c) at Bank's request, Debtor will assemble and deliver all Collateral and Proceeds, and books and records pertaining thereto, to Bank at a reasonably convenient place designated by Bank. For any Collateral or Proceeds consisting of securities, Bank shall have no obligation to delay a disposition of any portion thereof for the period of time necessary to permit the issuer thereof to register such securities for public sale under any applicable state or Federal law, even if the issuer thereof would agree to do so. Debtor further agrees that Bank shall have no obligation to process or prepare any Collateral for sale or other disposition.

11. DISPOSITION OF COLLATERAL AND PROCEEDS; TRANSFER OF INDEBTEDNESS. In disposing of Collateral hereunder, Bank may disclaim all warranties of title, possession, quiet enjoyment and the like. Any proceeds of any disposition of any Collateral or Proceeds, or any part thereof, may be applied by Bank to the payment of expenses incurred by Bank in connection with the foregoing, including reasonable attorneys' fees, and the balance of such proceeds may be applied by Bank toward the payment of the Indebtedness in such order of application as Bank may from time to time elect. Upon the transfer of all or any part of the Indebtedness, Bank may transfer all or any part of the Collateral or Proceeds and shall be fully discharged thereafter from all liability and responsibility with respect to any of the foregoing so transferred, and the transferee shall be vested with all rights and powers of Bank hereunder with respect to any of the foregoing so transferred; but with respect to any Collateral or Proceeds not so transferred, Bank shall retain all rights, powers, privileges and remedies herein given.

12. STATUTE OF LIMITATIONS. Until all Indebtedness shall have been paid in full and all commitments by Bank to extend credit to Debtor have been terminated, the power of sale or other disposition and all other rights, powers, privileges and remedies granted to Bank hereunder shall continue to exist and may be exercised by Bank at any time and from time to time irrespective of the fact that the Indebtedness or any part thereof may have become barred by any statute of limitations, or that the liability of Debtor may have ceased, unless such liability shall have ceased due to the payment in full of all Indebtedness secured hereunder.

13. MISCELLANEOUS. When there is more than one Debtor named herein: (a) the word "Debtor" shall mean all or any one or more of them as the context requires; (b) the obligations of each Debtor hereunder are joint and several; and (c) until all Indebtedness shall have been paid in full, no Debtor shall have any right of subrogation or contribution, and each Debtor hereby waives any benefit of or right to participate in any of the Collateral or Proceeds or any other security now or hereafter held by Bank. Debtor hereby waives any right to require Bank to (i) proceed against Debtor or any other person, (ii) marshal assets or proceed against or exhaust any security from Debtor or any other person, (iii) perform any obligation of Debtor with respect to any Collateral or Proceeds, and (d) make any presentment or demand, or give any notice of nonpayment or nonperformance, protest, notice of protest or notice of dishonor hereunder or in connection with any Collateral or Proceeds. Debtor further waives any right to direct the application of payments or security for any Indebtedness of Debtor or indebtedness of customers of Debtor.

14. NOTICES. All notices, requests and demands required under this Agreement must be in writing, addressed to Bank at the address specified in the Credit Agreement and to Debtor at the address of its chief executive office specified on Schedule 2 attached hereto or to such other address as any party may designate by written notice to each other party, and shall be deemed to have been given or made as follows: (a) if personally delivered, upon delivery; (b) if sent by mail, upon the earlier of the date of receipt or three (3) days after deposit in the U.S. mail, first class and postage prepaid; and (c) if sent by email or telecopy, upon receipt.

15. COSTS, EXPENSES AND ATTORNEYS' FEES. Debtor shall pay to Bank immediately upon demand the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys' fees (to include outside counsel fees and all allocated costs of Bank's in-house counsel), expended or incurred by Bank in connection with (a) the perfection and preservation of the Collateral or Bank's interest therein, and (b) the realization, enforcement and exercise of any right, power, privilege or remedy conferred by this Agreement, whether incurred at the trial or appellate level, in an arbitration proceeding or otherwise, and including any of the foregoing incurred in connection with any bankruptcy proceeding (including without limitation, any adversary proceeding, contested matter or motion brought by Bank or any other person) relating to Debtor or in any way affecting any of the Collateral or Bank's ability to exercise any of its rights or remedies with respect thereto. All of the foregoing shall be paid by Debtor with interest from the date of demand until paid in full at a rate per annum equal to the greater of ten percent (10%) or Bank's prime rate in effect from time to time.

16. SUCCESSORS; ASSIGNS; AMENDMENT. This Agreement shall be binding upon and inure to the benefit of the heirs, executors, administrators, legal representatives, successors and assigns of the parties, and may be amended or modified only in writing signed by Bank and Debtor.

17. SEVERABILITY OF PROVISIONS. If any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or any remaining provisions of this Agreement.

18. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Utah.

19. COUNTERPARTS. Two or more duplicate originals of this Agreement may be signed by the parties, each duplicate of which shall be an original but all of which together shall constitute one and the same instrument. This Agreement may be executed in several counterparts, without the requirement that all parties sign each counterpart. Receipt by Bank of an executed copy of this Agreement by fax or email shall constitute conclusive evidence of execution and delivery by the signatories hereto.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed as of the day and year first set forth above.

DEBTOR

ZAGG INC,
A NEVADA CORPORATION



By:_____
Name: Brandon T. O'Brien
Title: Chief Financial Officer and Secretary

BANK:

WELLS FARGO,
 NATIONAL ASSOCIATION

By:_____
Name: Nathan B. Paddock
Title: Vice President

IN WITNESS WHEREOF, this Agreement has been duly executed as of the day and year first set forth above.

DEBTOR

ZAGG INC,
A NEVADA CORPORATION

By:_____
Name: Brandon T. O'Brien
Title: Chief Financial Officer and Secretary

BANK:

WELLS FARGO
NATIONAL ASSOCIATION

By:_____
Name: Nathan B. Paddock
Title: Vice President

Schedule 1
Description of Collateral

Issuer (Jurisdiction)	Type / Class of Equity Interest	Certificate Number	Number of Issued Equity Interests	% of Issued and Outstanding Equity Interests Owned by Debtor	% of Debtor's Equity Interest in Issuer Pledged to Bank
ZAGG Intellectual Property Holding Co., Inc. (Nevada)	Common Stock	1	1,000,000	100%	100%
ZAGG Retail, Inc. (Nevada)	Common Stock	1	1,000,000	100%	100%
iFrogz Inc. (Utah)	Common Stock	10	67,586	100%	100%
Hzo Inc. (Delaware)	Series A Preferred	A-001, A-005, A-006	18, 360,401	30.73%	100%
ZAGG LLC (Nevada)	Membership Interests	001	100% percentage interest	100%	100%

<u>Schedule 2</u>
<u>Debtor Information</u>

Exact Name: ZAGG Inc
Jurisdiction: Nevada
Type of Entity: Corporation
Chief Executive Office/Principal Place of Business:
        3855 South 500 West, Suite J
        Salt Lake City, UT 84115-4252
Organizational Identification No.: C8720-2004

Schedule 3
HzO Voting Agreements and Similar Agreements.

1. Amended and Restated Right of First Refusal and Co-Sale Agreement dated August 12, 2011.

2. Amended and Restated Voting Agreement dated August 12, 2011.

3. Amended and Restated Investors' Rights Agreement dated August 12, 2011.

EXHIBIT B

Rights Agreement

(see attached)

5877892.2

SECOND AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

This Second Amended and Restated Investors' Rights Agreement (this "Agreement") is made as of December 22, 2011, by and among HzO, Inc., a Delaware corporation (the "Company"), and each of the investors listed on Exhibit A hereto (each, an "Investor" and collectively, the "Investors"). Unless otherwise defined herein, capitalized terms used in this Agreement have the meanings ascribed to them in ARTICLE 1 hereto.

RECITALS

WHEREAS, certain of the Investors (the "Prior Investors") are parties that certain Amended and Restated Investors' Rights Agreement dated as of August 12, 2011 between the Company and the Prior Investors (the "Prior Agreement"); and

WHEREAS, the Prior Investors are holders of at least two-thirds (2/3rds) of the Registrable Securities of the Company, and desire to amend and restate the Prior Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Agreement; and

WHEREAS, certain of the Investors (the "Series B Investors") are parties to that certain Series B Preferred Stock Purchase Agreement dated as of August 12, 2011, as amended by the Amendment to the Series B Preferred Stock Purchase Agreement dated as of even date herewith (the "Series B Stock Purchase Agreement"), under which certain of the Company's and the Series B Investors' obligations are conditioned upon the execution and delivery of this Agreement by the Investors holding at least two-thirds (2/3rds) of the Registrable Securities and by the Company.

NOW, THEREFORE, the Prior Investors hereby agree that the Prior Agreement shall be amended and restated, and the parties to this Agreement further agree as follows:

AGREEMENT

ARTICLE 1
DEFINITIONS

1.1   Certain Definitions.   As used in this Agreement, the following terms have the meanings set forth below:

(a)   "Change of Control" means (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction continue to retain (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving entity), as a result of shares in the Company held by such holders prior to such

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transaction, at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such transaction or series of transactions; (ii) a sale, lease or other conveyance of all or substantially all of the assets of the Company; or (iii) any liquidation, dissolution or winding up of the   Company, whether voluntary or involuntary.

(b)   *"Commission"* means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

(c)   *"Common Stock"* means shares of the Company's common stock, par value $0.001 per share.

(d)   *"Conversion Stock"* means shares of Common Stock issued upon conversion of the Preferred Stock.

(e)   *"Exchange Act"* means the Securities Exchange Act of 1934, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

(f)   *"Holder"* means any Investor who holds Registrable Securities and any holder of Registrable Securities to whom the registration rights conferred by this Agreement have been duly and validly transferred in accordance with Section 2.12 of this Agreement.

(g)   *"Indemnified Party"* has the meaning set forth in Section 2.6(c) hereto.

(h)   *"Indemnifying Party"* has the meaning set forth in Section 2.6(c) hereto.

(i)   *"Initial Public Offering"* means the closing of the Company's first firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act covering the offer and sale of the Company's common stock.

(j)   *"Initiating Holders"* means any Holder or Holders who in the aggregate hold not less than twenty percent (20%) of the outstanding Registrable Securities.

(k)   *"Investors"* means the persons and entities listed on Exhibit A hereto.

(l)   *"Major Investors"* has the meaning set forth in Section 3.1 hereto, and shall include any general partners and affiliates of a Major Investor (including in the case of a venture capital fund partners and funds affiliated with such fund).

(m)   *"New Securities"* has the meaning set forth in Section 4.1(a) hereto.

(n)   *"Other Selling Stockholders"* means persons other than Holders who, by virtue of agreements with the Company, are entitled to include their Other Shares in certain registrations hereunder.

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(o)   *"Other Shares"* means shares of Common Stock, other than Registrable Securities (as defined below), with respect to which registration rights have been granted or may be granted in the future (subject to the consents and approvals required by this Agreement).

(p)   *"Preferred Stock"* means the Company's Series A Preferred Stock and Series B Preferred Stock.

(q)   *"Purchase Agreement"* has the meaning set forth in the Recitals hereto.

(r)   *"Qualified Public Offering"* means a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act, covering the offer and sale of the Company's Common Stock with aggregate offering proceeds to the Company in excess of $30,000,000 (before deduction of underwriters' commissions and expenses).

(s)   *"Registrable Securities"* means (i) shares of Common Stock issued or issuable pursuant to the conversion of the Preferred Stock, (ii) shares of Common Stock held by Investors who are parties to the Purchase Agreements, and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of the shares of Common Stock or Preferred Stock referenced in (i) or (ii) above; *provided, however,* that Registrable Securities shall not include any shares of Common Stock described in clause (i), (ii) or (iii) above which have previously been registered or which have been sold to the public either pursuant to a registration statement or Rule 144, or which have been sold in a private transaction in which the transferor's rights under this Agreement are not validly assigned in accordance with this Agreement.

(t)   The terms *"register," "registered"* and *"registration"* shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of the effectiveness of such registration statement.

(u)   *"Registration Expenses"* means all expenses incurred in effecting any registration pursuant to this Agreement, including, without limitation, all registration, qualification, and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company and one special counsel for the Holders (not to exceed $50,000 per registration), blue sky fees and expenses, and expenses of any regular or special audits incident to or required by any such registration, but shall not include Selling Expenses, fees and disbursements of other counsel for the Holders and the compensation of regular employees of the Company, which shall be paid in any event by the Company.

(v)   *"Restricted Securities"* means any Registrable Securities required to bear the legend set forth in Section 2.8(c) hereto.

(w)   *"Rule 144"* means Rule 144 as promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

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(x)   *"Rule 145"* means Rule 145 as promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

(y)   *"Rule 415"* means Rule 415 as promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

(z)   *"Securities Act"* means the Securities Act of 1933, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

(aa)   *"Series A Preferred Stock"* means shares of the Company's Series A Preferred Stock, par value $0.001 per share.

(bb)   *"Series B Preferred Stock"* means shares of the Company's Series B Preferred Stock, par value $0.001 per share.

(cc)   *"Selling Expenses"* means all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities and fees and disbursements of counsel for any Holder (other than the fees and disbursements of one special counsel to the Holders included in Registration Expenses).

(dd)   *"Voting Preferred Holder"* means each of the following entities or groups (1) Harris and Harris Group, Inc. (*"H&H"*), (2) Dunhams Wood Limited and Vivaldi International Limited (together *"Horizons"*), (3) Pike Capital Partners LP and Pike Capital Partners (QP), LP (together *"Pike"*), (4) Prudence Coatings LLC, (*"Prudence"*) and (5) Zagg Incorporated (*"Zagg"*).

(ee)   *"Withdrawn Registration"* means a forfeited demand registration under Section 2.1 hereto in accordance with the terms and conditions of Section 2.4 hereto.

ARTICLE 2
REGISTRATION RIGHTS

2.1   Demand Registration.

(a)   Request for Registration. Subject to the conditions set forth in this Section 2.1, if the Company shall receive from Initiating Holders a written request signed by such Initiating Holders that the Company effect any registration with respect to all or a part of the Registrable Securities (such request shall state the number of shares of Registrable Securities to be disposed of and the intended methods of disposition of such shares by such Initiating Holders), the Company will:

(i)   promptly give written notice of the proposed registration to all other Holders; and

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(ii)   as soon as practicable, file and use its commercially reasonable efforts to effect such registration (including, without limitation, filing post-effectively amendments, appropriate qualifications under applicable blue sky or other state securities laws, and appropriate compliance with the Securities Act) and to permit or facilitate the sale and distribution of all or such portion of such Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any Holder or Holders joining in such request as are specified in a written request received by the Company within twenty (20) days after such written notice from the Company is mailed or delivered.

(b) Limitations on Demand Registration. The Company shall not be obligated to effect, or to take any action to effect, any such registration pursuant to this Section 2.1:

(i)   Prior to the three (3) year anniversary of the date of this Agreement;

(ii)   After the Company has initiated three such registrations pursuant to this Section 2.1 (counting for these purposes only (x) registrations which have been declared or ordered effective and pursuant to which securities have been sold, and (y) Withdrawn Registrations);

(iii)   During the period starting with the date forty-five (45) days prior to the Company's good faith estimate (as provided in a certificate of such effect executed by an authorized officer of the Company for the benefit of Holders) of the date of filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated registration; *provided* that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or

(iv)   If the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made under Section 2.3 hereto.

(c) Deferral. If (i) in the good faith judgment of the Board of Directors of the Company, the filing of a registration statement covering the Registrable Securities would be detrimental to the Company and the Board of Directors of the Company concludes, as a result, that it is in the best interests of the Company to defer the filing of such registration statement at such time, and (ii) the Company shall furnish to such Holders a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be detrimental to the Company for such registration statement to be filed in the near future and that it is, therefore, in the best interests of the Company to defer the filing of such registration statement, then (in addition to the limitations set forth in Section 2.1(b)(iv) above) the Company shall have the right to defer such filing for a period of not more than thirty (30) days after receipt of the request of the Initiating Holders, and, *provided further*, that the Company shall not defer its obligation in this manner more than once in any twelve-month period.

(d) Other Shares. The registration statement filed pursuant to the request of the Initiating Holders may, subject to the provisions of Section 2.1(e), include Other Shares, and may include securities of the Company being sold for the account of the Company.

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(e)   Underwriting. If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 2.1 and the Company shall include such information in the written notice given pursuant to Section 2.1(a)(i) (the "Demand Notice"). In such event, the right of any Holder to include all or any portion of its Registrable Securities in such registration pursuant to this Section 2.1 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities to the extent provided herein. If the Company shall request inclusion in any registration pursuant to this Section 2.1 of securities being sold for its own account, or if other persons shall request inclusion in any registration pursuant to this Section 2.1, the Initiating Holders shall, on behalf of all Holders, offer to include such securities in the underwriting and such offer shall be conditioned upon the participation of the Company or such other persons in such underwriting and the inclusion of the Company's and such person's other securities of the Company in the underwriting and their acceptance of the further applicable provisions of this ARTICLE 2 (including Section 2.10). The Company shall (together with all Holders and other persons proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected for such underwriting by a majority vote of the board of directors of the Company.

Notwithstanding any other provision of this Section 2.1, if the underwriters advise the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, the number of Registrable Securities, securities of the Company and Other Shares that may be so included shall be allocated as follows: (i) first, among all Holders requesting to include Registrable Securities in such registration statement based on the pro rata percentage of Registrable Securities held by such Holders relative to all Holders requesting to include Registrable Securities in such registration statement, assuming conversion; (ii) second, to the Other Selling Stockholders; and (iii) third, to the Company, which the Company may allocate, at its discretion, for its own account, or for the account of other holders or employees of the Company. No securities of the Company or Other Shares shall be included in such registration if any Registrable Securities that are requested to be included in such registration are not included.

If a person who has requested inclusion in such registration as provided above does not agree to the terms of any such underwriting, such person shall be excluded therefrom by written notice from the Company, the underwriter or the Initiating Holders. The securities (including Registrable Securities) so excluded shall also be withdrawn from such registration. If shares are so withdrawn from the registration and if the number of shares to be included in such registration was previously reduced as a result of marketing factors pursuant to this Section 2.1(e), then the Company shall then offer to all Holders and Other Selling Stockholders who have retained rights to include securities in the registration the right to include additional Registrable Securities or Other Shares in the registration in an aggregate amount equal to the number of shares so withdrawn, with such shares to be allocated among such Holders and other Selling Stockholders requesting additional inclusion, as set forth above.

2.2   Company Registration.

(a)   Company Registration. If the Company shall determine to register any of its securities either for its own account or the account of a security holder or holders, other than a

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registration pursuant to Section 2.1 or 2.3, a registration relating solely to employee benefit plans, a registration relating to the offer and sale of debt securities, a registration relating to a corporate reorganization or other Rule 145 transaction, a registration statement relating to an offering on a delayed basis pursuant to Rule 415, or a registration on any registration form that does not permit secondary sales, and provided that a registration statement covering the sale of Registrable Securities is not then effective and available for sales thereof by the Holders, the Company will:

(i)   Promptly give written notice of the proposed registration to all holders; and

(ii)   Use its commercially reasonable efforts to include in such registration (and any related qualification under blue sky laws or other compliance), except as set forth in Section 2.2(b) below, and in any underwriting involved therein, all of such Registrable Securities as are specified in a written request or requests made by any Holder or Holders received by the Company within twenty (20) days after such written notice from the Company is mailed or delivered. Such written request may specify all or a part of a Holder's Registrable Securities.

(b)   Underwriting. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Holders as a part of the written notice given pursuant to Section 2.2(a)(i). In such event, the right of any Holder to registration pursuant to this Section 2.2 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company and any Other Selling Stockholders) enter into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected by the Company.

Notwithstanding any other provision of this Section 2.2, if the underwriters advise the Company in writing that marketing factors require a limitation on the number of shares to be underwritten, the underwriters may (subject to the limitations set forth below) limit the number of Registrable Securities to be included in the registration and underwriting (but not to less than 30% of the Registrable Securities that the requesting Holders propose to distribute through such underwriting unless such underwriting is in connection with the Initial Public Offering, in which case up to 100% of the Registrable Securities may be so excluded, so long as, in such case, all securities to be offered in such Initial Public Offering are for the account of the Company and not for the account of a security holder or holders). The Company shall so advise all holders of securities requesting registration, and the number of shares of securities that are entitled to be included in the registration and underwriting shall be allocated, as follows: (i) first, to the Company for securities being sold for its own account, (ii) second, to the Holders requesting to include Registrable Securities issued or issuable upon conversion of shares of Preferred Stock purchased pursuant to the Purchase Agreements in such registration statement up to the full amount of such Registrable Securities held by such Holders; (iii) third, to the Holders requesting to include Registrable Securities in such registration statement whose Registrable securities have not been included in such registration pursuant to subparagraph (ii) of this paragraph based on the pro rata percentage of such Registrable Securities held by such Holders relative to all such Holders requesting to include Registrable Securities in such registration statement, assuming

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conversion; and (iv) fourth, to Other Selling Stockholders requesting to include Other Shares in such registration statement based on the pro rata percentage of Other Shares held by such Other Selling Stockholders, assuming conversion.

If a person who has requested inclusion in such registration as provided above does not agree to the terms of any such underwriting, such person shall also be excluded therefrom by written notice from the Company or the underwriter. The Registrable Securities or other securities so excluded shall also be withdrawn from such registration. If shares are so withdrawn from the registration and if the number of shares of Registrable Securities to be included in such registration was previously reduced as a result of marketing factors pursuant to this Section 2.2(b), the Company shall then offer to all persons who have retained the right to include securities in the registration the right to include additional securities in the registration in an aggregate amount equal to the number of shares so withdrawn, with such shares to be allocated among the persons requesting additional inclusion, in the manner set forth above.

(c)   Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration.

2.3   Registration on Form S-3.

(a)   Request for Form S-3 Registration. After the Company has qualified for the use of Form S-3, in addition to the rights contained in the foregoing provisions of this ARTICLE 2 and subject to the conditions set forth in this Section 2.3, if the Company shall receive from a Holder or Holders of at least 20% of the Registrable Securities a written request that the Company effect any registration on Form S-3 or any similar short form registration statement with respect to all or part of the Registrable Securities (such request shall state the number of shares of Registrable Securities to be disposed of and the intended methods of disposition of such shares by such Holder or Holders), the Company will take all such action with respect to such Registrable Securities as required by Sections 2.1(a)(i) and 2.1(a)(ii) hereto.

(b)   Limitations on Form S-3 Registration. The Company shall not be obligated to effect, or take any action to effect, any such registration pursuant to this Section 2.3:

(i)   In the circumstances described in Sections 2.1(b)(i) or 2.1(b)(iii); or

(ii)   If the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) on Form S-3 at an aggregate price to the public of less than $250,000; or

(iii)   If, in a given twelve-month period, the Company has effected two (2) such registrations in such period.

(c)   Deferral. The provisions of Section 2.1(c) shall apply to any registration pursuant to this Section 2.3.

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(d)   Underwriting. If the Holders of Registrable Securities requesting registration under this Section 2.3 intend to distribute the Registrable Securities covered by their request by means of an underwriting, the provisions of Section 2.1(e) shall apply to such registration. Notwithstanding anything contained herein to the contrary, registrations effected pursuant to this Section 2.3 shall not be counted as requests for registration or registrations effected pursuant to Section 2.1.

(e)   The rights granted pursuant to this Section 2.3 shall terminate when all Registrable Securities may be freely resold under Rule 144 without any limitation.

2.4   Expenses of Registration. All Registration Expenses incurred in connection with registrations pursuant to Sections 2.1, 2.2 and 2.3 hereto shall be borne by the Company; *provided, however,* that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Sections 2.1 and 2.3 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered or because a sufficient number of Holders shall have withdrawn so that the minimum offering conditions set forth in Sections 2.1 and 2.3 are no longer satisfied (in which case all participating Holders shall bear such expenses pro rata among each other based on the number of Registrable Securities requested to be so registered), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to a demand registration pursuant to Section 2.1; *provided, however,* in the event that a withdrawal by the Holders is based upon material adverse information relating to the Company that is different from the information known or publicly available to the Holders requesting registration at the time of their request for registration under Section 2.1, such registration shall not be treated as a counted registration for purposes of Section 2.1 hereto or for purposes of determining previously registered shares in the definition of Registrable Securities, even though the Holders do not bear the Registration Expenses for such registration. All Selling Expenses relating to securities registered on behalf of the Holders pursuant to Sections 2.1, 2.2 or 2.3 shall be borne by the holders of securities included in such registration pro rata among each other on the basis of the number of Registrable Securities so registered.

2.5   Registration Procedures. In the case of each registration effected by the Company pursuant to ARTICLE 2, the Company will keep each Holder advised in writing as to the initiation of each registration and as to the completion thereof. At its expense, the Company will use its commercially reasonable efforts to:

(a)   Keep such registration effective for a period ending on the earlier of the date which is sixty (60) days from the effective date of the registration statement or such time as the Holder or Holders have completed the distribution described in the registration statement relating thereto;

(b)   Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement for the period set forth in subparagraph (a) above;

9

(c) Furnish such number of prospectuses, including any preliminary prospectuses, and other documents incident thereto, including any amendment of or supplement to the prospectus, as a Holder from time to time may reasonably request;

(d) Register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders; *provided,* that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

(e) Notify each seller of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in light of the circumstances then existing, and following such notification promptly prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in light of the circumstances then existing;

(f) Provide a transfer agent and registrar for all Registrable Securities registered pursuant to such registration statement and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(g) Cause all such Registrable Securities registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed; and

(h) In connection with any underwritten offering pursuant to a registration statement filed pursuant to Sections 2.1, 2.2 or 2.3 hereto, enter into an underwriting agreement in form reasonably necessary to effect the offer and sale of the Registrable Securities, *provided* such underwriting agreement contains reasonable and customary provisions, and *provided further,* that each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

2.6   Indemnification.

(a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, each of its current, former and future: (i) officers, (ii) directors, (iii) partners, (iv) employees, (v) members and (vi) agents; and each person controlling, controlled by or under common control with such Holder, and each of their respective current, former and future: (i) officers, (ii) directors, (iii) partners, (iv) employees, (v) members and (vi) agents, within the meaning of Section 15 of the Securities Act, with respect to which registration, qualification, or compliance has been effected pursuant to this ARTICLE 2, and each underwriter, if any, and each person who controls within the meaning of Section 15 of the Securities Act any

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underwriter (each a "Holder Indemnified Party"), against all expenses, claims, losses, damages, and liabilities (or actions, proceedings, or settlements in respect thereof) arising out of or based on: (i) any untrue statement (or alleged untrue statement) of a material fact contained or incorporated by reference in any prospectus, offering circular, or other document (including any related registration statement, notification, or the like) incident to any such registration, qualification, or compliance, (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation (or alleged violation) by the Company of the Securities Act, any state securities laws or any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any offering covered by such registration, qualification, or compliance, and the Company will reimburse each such Holder Indemnified Party, for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such claim, loss, damage, liability, or action; *provided* that the Company will not be liable to a Holder Indemnified Party in any such case to the extent that any such claim, loss, damage, liability, or action arises out of or is based on any untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by such Holder Indemnified Party and stated to be specifically for use therein; and *provided, further* that, the indemnity agreement contained in Section 2.6(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld).

(b)   To the extent permitted by law, each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration, qualification, or compliance is being effected, indemnify and hold harmless the Company, each of its directors, officers, partners, employees and agents and each underwriter, if any, of the Company's securities covered by such a registration statement, each person who controls the Company or such underwriter within the meaning of Section 15 of the Securities Act, each other such Holder, and each of their current, former and future officers, directors, partners, employees, members and agents and each person controlling, controlled by or under common control with such Holder (each a "Company Indemnified Party", against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on: (i) any untrue statement (or alleged untrue statement) of a material fact contained or incorporated by reference in any such registration statement, prospectus, offering circular, or other document incident to any such registration, qualification or compliance, or (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such Company Indemnified Party for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability, or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular, or other document in reliance upon and in conformity with written information furnished to the Company by such Holder and stated to be specifically for use therein; *provided, however,* that the obligations of such Holder hereunder shall not apply to amounts paid in settlement of any such claims, losses, damages, or liabilities (or actions in respect thereof) if such settlement is effected without the consent of such Holder (which consent shall not be unreasonably withheld); and *provided* that in no event shall any indemnity under this Section

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2.6(b), when aggregated with any contributions under Section 2.6(d), exceed the net proceeds from the offering received by such Holder, except in the case of fraud by such Holder.

(c)   Each party entitled to indemnification under this Section 2.6 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of such claim or any litigation resulting therefrom; *provided* that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at such party's expense; and *provided further* that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 2.6, to the extent such failure is not materially prejudicial. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

(d)   If the indemnification provided for in this Section 2.6 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage, or expense referred to herein, then the Indemnifying Party, in lieu of Indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and, of the Indemnified Party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations; provided, that, in no event shall any contribution by a Holder under this Section 2.6(d), when aggregated with any indemnity under Section 2.6(b), exceed the net proceeds from the offering received by such Holder, except in the case of fraud by such Holder. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

(e)   Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with an underwritten public offering, in connection with which Holders have exercised their registration rights hereunder and included Registrable Securities in the applicable registration statement, are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control and supersede in their entirety the provisions contained herein.

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B3950137.v9

2.7   Obligations of Each Holder. In connection with any registration of Registrable Securities pursuant to this Agreement, each Holder shall:

(a)   timely furnish to the Company such information regarding such Holder and the distribution proposed by such Holder as the Company may reasonably request in writing and as shall be reasonably required in connection with any registration, qualification, or compliance referred to in this ARTICLE 2;

(b)   upon receipt of notice from the Company of the happening of any event of the kind described in Section 2.5(e), immediately discontinue any sale or other disposition of Registrable Securities until the filing of an amendment or supplement as described in Section 2.5(e) and the receipt of the copies of such amended or supplemented prospectus, and, if so directed, such Holder shall deliver to the Company (at the Company's expense) all copies, other than permanent file copies in such Holder's possession, of the prospectus covering such Registrable Securities that is current at the time of such notice;

(c)   to the extent required by applicable law, deliver a prospectus to the purchaser of such Registrable Securities;

(d)   notify the Company when it has sold all of the Registrable Securities held by it; and

(e)   notify the Company at any time when any information supplied by such Holder in writing for inclusion in a registration statement or related prospectus includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in light of the circumstances then existing; immediately discontinue any sale or other disposition of Registrable Securities until the filing of an amendment or supplement to such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the, statements therein not misleading or incomplete in light of the circumstances then existing; and use commercially reasonable efforts to assist the Company as may be appropriate to make such amendment or supplement effective for such purpose.

2.8   Restrictions on Transfer.

(a)   Each Investor agrees to comply in all respects with the provisions of this Section 2.8. Each Investor agrees not to make any sale, assignment, transfer, pledge or other disposition of all or any portion of any securities of the Company owned by such Investor, or any beneficial interest therein, unless and until (x) the transferee thereof has agreed in writing for the benefit of the Company to take and hold such securities subject to, and to be bound by, the terms and conditions set forth in this Agreement, including, without limitation, this Section 2.8 and Section 2.10, except for transfers permitted under Section 2.8(a)(i), and (y):

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance. with such registration statement; or

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(ii)   Such Investor shall have given prior written notice to the Company of such Investor's intention to make such disposition and shall have furnished the Company with a detailed description of the manner and circumstances of the proposed disposition, and, if requested by the Company, such Investor shall have furnished the Company, at its expense, with (i) an opinion of counsel, reasonably satisfactory to the Company, to the effect that such disposition will not require registration of such securities under the Securities Act or (ii) a "no action" letter from the Commission to the effect that the transfer of such securities without registration will not result in a recommendation by the staff of the Commission that action be taken with respect thereto, whereupon the Investor shall be entitled to transfer such securities in accordance with the terms of the notice delivered by the Investor to the Company. It is agreed that the Company will not require opinions of counselor "no action" letters for transactions made pursuant to Rule 144 except in unusual circumstances.

(b)   Notwithstanding Section 2.8(a), each Investor may make any of the following permitted transfers without complying with Section 2.8(a): (i) a transfer not involving a change in beneficial ownership, or (ii) in transactions involving the distribution without consideration of securities by any Investor to (x) a parent, subsidiary or other affiliate of Investor that is a corporation, or (y) any of its partners, members or other equity owners, or former partners, former members or other equity owners, or to the estate of any of its partners, members or other equity owners or former partners, former members or other equity owners (so long as, in the case of clauses (i) and (ii), the transferee thereof has agreed in writing for the benefit of the Company to take and hold such securities subject to, and to be bound by, the terms and conditions set forth in this Agreement, including without limitation, Section 2.8 and Section 2.10), or (iii) transfers in compliance with Rule 144, as long as the Company is furnished with satisfactory evidence of compliance with such Rule; *provided,* in each case, that the Investor shall give written notice to the Company of such Investor's intention to effect such disposition and shall have furnished the Company with a detailed description of the manner and circumstances of the proposed disposition.

(c)   Each certificate representing securities shall (unless otherwise permitted by the provisions of this Agreement) be stamped or otherwise imprinted with a legend substantially similar to the following (in addition to any legend required under applicable state securities laws):

(i)   THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO REGISTRATION OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

14

(ii)   THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE, INCLUDING A LOCK-UP PERIOD OF UP TO 180 DAYS IN THE EVENT OF A PUBLIC OFFERING, AS SET FORTH IN AN INVESTOR RIGHTS AGREEMENT, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE COMPANY.

The Investors consent to the Company making a notation on its records and giving instructions to any transfer agent of the securities in order to implement the restrictions on transfer established in this Section 2.8.

(d)   The legend referring to federal and state securities laws identified in Section 2.8(c) hereto stamped on a certificate evidencing the securities and the stock transfer instructions and record notations with respect to such securities shall be removed and the Company shall issue a certificate without such legend to the holder of such securities if (i) such securities are registered under the Securities Act, or (ii) such Investor provides the Company with an opinion of counsel reasonably acceptable to the Company to the effect that a public sale or transfer of such securities may be made without registration under the Securities Act, or (iii) such holder provides the Company with reasonable assurances that such securities can be sold pursuant to Rule 144 under the Securities Act.

2.9   Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission that may permit the sale of the Restricted Securities to the public without registration, the Company agrees to use its commercially reasonable efforts to:

(a)   Make and keep public information regarding the Company available as those terms are understood and defined in Rule 144 under the Securities Act, at all times from and after ninety (90) days following the effective date of the first registration under the Securities Act filed by the Company for an offering of its securities to the general public;

(b)   File with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at any time after it has become subject to such reporting requirements; and

(c)   So long as a Holder owns any Restricted Securities, furnish to the Holder forthwith upon written request a written statement by the Company as to its compliance with the reporting requirements of Rule 144 (at any time from and after ninety (90) days following the effective date of the first registration statement filed by the Company for an offering of its securities to the general public), and of the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as a Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a Holder to sell any such securities without registration.

2.10   Market Stand-Off Agreement. Each Investor hereby agrees that such Investor shall not sell or otherwise transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale with respect

15

to, any Common Stock (or other securities) of the Company held by such Investor (other than those included in the registration) during the one hundred eighty (180) day period following the effective date of the Company's Initial Public Offering (or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports and (ii) analyst recommendations and opinions, including, but not limited to, the restrictions contained in NASD Rule 2711 (f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto); *provided, that,* all officers and directors of the Company and holders of at least 1% of the Company's voting securities are bound by and have entered into similar agreements. Furthermore, the Company and any underwriter will not release any officer, director or greater than one percent (1%) stockholder, in whole or in part, from their market stand-off obligations unless a proportionate amount of Registrable Securities held by each Holder is also released. The obligations described in this Section 2.10 shall not apply to a registration relating solely to employee benefit plans on Form S-I or Form S-S or similar forms that may be promulgated in the future, or a registration relating solely to a transaction on Form S-4 or similar forms that may be promulgated in the future. The Company may impose stop-transfer instructions and may stamp each such certificate with the legend set forth in Section 2.8(c)(ii) hereto with respect to the shares of Common Stock (or other securities) subject to the foregoing restriction until the end of such one hundred eighty (ISO) day (or other) period. Each Holder agrees to execute a market standoff agreement with said underwriters in customary form consistent with the provisions of this Section 2.10.

     2.11   Delay of Registration. No Holder shall have any right to take any action to restrain, enjoin, or otherwise delay any registration as the result of any controversy that might arise with respect to the interpretation or implementation of this ARTICLE 2.

     2.12   Transfer or Assignment of Registration Rights. The rights to cause the Company to register securities granted to a Holder by the Company under this ARTICLE 2 may be transferred or assigned by a Holder only in connection with the transfer of Registrable Securities to affiliated entities or persons of a Holder (including but not limited to: (i) a constituent partner or a former partner of a Holder that is a partnership; (ii) a parent, subsidiary or other affiliate of a Holder that is a corporation; (iii) an immediate family member living in the same household, a descendant, or a trust therefore, in the case of a Holder who is an individual; (iv) a current or former member of a Holder that is a limited liability company; or (v) any person or entity controlling, controlled by or under common control (including without limitation control by management contract or arrangement) with any other person or entity), or to a transferee or assignee of not less than five percent (5%) of Registrable Securities (as presently constituted and subject to subsequent adjustments for stock splits, stock dividends, reverse stock splits, and the like); *provided* that (i) such transfer or assignment of Registrable Securities is effected in accordance with the terms of Section 2.8 hereto, the Right of First Refusal and Co-Sale Agreement dated as of even date herewith (if applicable), and applicable securities laws, (ii) the Company is given written notice prior to said transfer or assignment, stating the name and address of the transferee or assignee and identifying the securities with respect to which such registration rights are intended to be transferred or assigned and (iii) the transferee or assignee of such rights assumes in writing the obligations of such Holder under this Agreement, including without limitation the obligations set forth in Section 2.10.

16

2.13   Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of a majority in interest of the Holders (determined on an as-converted basis), enter into any agreement with any holder or prospective holder of any securities of the Company giving such holder or prospective holder any registration rights the terms of which are *pari passu* or senior to the registration rights granted to the Holders hereunder.

2.14   Termination of Registration Rights. The right of any Holder to request registration or inclusion in any registration pursuant to Sections 2.1, 2.2 or 2.3 shall terminate on the earlier of (i) such date, on or after the closing of the Company's first registered public offering of Common Stock, on which all shares of Registrable Securities held or entitled to be held upon conversion by such Holder may immediately be sold under Rule 144 during any ninety (90)-day period or (ii) five (5) years after the closing of the Company's Initial Public Offering.

ARTICLE 3
INFORMATION COVENANTS OF THE COMPANY

The Company hereby covenants and agrees as follows:

3.1   Basic Financial Information. The Company will furnish the following reports to each Holder of Preferred Stock and/or Conversion Stock (as presently constituted and subject to subsequent adjustments for stock splits, stock dividends, reverse stock splits and the like) (hereinafter, the "Major Investors"):

(a)   as soon as practicable after the end of each fiscal year of the Company, and in any event within ninety (90) days after the end of each fiscal year of the Company, a consolidated balance sheet of the Company and its subsidiaries, if any, as at the end of such fiscal year, and consolidated statements of income and cash flows of the Company and its subsidiaries, if any, for such year, prepared in accordance with U.S. generally accepted accounting principles consistently applied, audited by an accounting firm approved by the Board of Directors;

(b)   as soon as practicable, but in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, an unaudited income statement, statement of cash flows for such fiscal quarter and an unaudited balance sheet as of the end of such fiscal quarter;

(c)   as soon as practicable, but in any event within forty-five (45) days of the end of each month, an unaudited income statement and statement of cash flows and balance sheet for and as of the end of such month; and

(d)   as soon as practicable, but in any event thirty (30) days prior to the end of each fiscal year, a budget for the next fiscal year, which budget shall be prepared on a monthly basis, including balance sheets and statements of cash flows for such months and, as soon as approved by the Board of Directors, any revised budget prepared by the Company.

3.2   Inspection. The Company shall permit each Major Investor and such Major Investor's accountants and counsel, at such Major Investor's expense, to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's

17

affairs, finances and accounts with its officers, all at such reasonable times as may be requested by the Major Investor. Anything in this Agreement to the contrary notwithstanding, no Major Investor by reason of this Agreement shall have access to any trade secrets or classified information of the Company. The Company shall not be required to comply with any information rights of this ARTICLE 3 in respect of any Major Investor whom the Board of Directors reasonably determines to be a competitor or an officer, employee or director of a competitor.

      3.3   Confidentiality. Each Investor covenants not to use Confidential Information (as defined below) in violation of the Exchange Act or reproduce, disclose or disseminate Confidential Information to any other person (other than its employees, partners, former partners, members, former members or agents having a need to know the contents of such information, and its attorneys), except in connection with the exercise of rights under this Agreement, unless such Investor is required to disclose such information by a governmental authority; provided that nothing in this Agreement shall be construed to limit or in any way prevent any Major Investor from investing in a competitor of the Company. The obligations of Investor under this Section 3.3 shall survive until such time as all Confidential Information of the Company disclosed hereunder becomes publicly known and made generally available through no action or inaction of the Investors, but in no event more than one (1) year after the last disclosure of Confidential Information under this Agreement. "Confidential Information" means any nonpublic information disclosed by the Company to any Major Investor pursuant to this Agreement or pursuant to the exercise of rights hereunder other than information that (i) was publicly known and made generally available in the public domain prior to the time of disclosure by the disclosing party; (ii) becomes publicly known and made generally available after disclosure by the Company to any of the Investors through no action or inaction of the Investors; (iii) is already in the possession of any of the Investors at the time of disclosure by the Company as shown by such Investor's files and records immediately prior to the time of disclosure; (iv) is obtained by any of the Investors from a third party lawfully in possession of such information and without a breach of such third party's obligations of confidentiality; or (v) is independently developed by any of the Investors without use of or reference to the Company's Confidential Information, as shown by documents and other competent evidence in the receiving party's possession.

      3.4   Stock Vesting. Unless otherwise approved unanimously by the Board of Directors, all future employees and consultants of the Company who purchase, receive options to purchase or receive awards of shares of the Company's capital stock after the date hereof shall be required to execute (a) restricted stock or option agreements, as applicable for vesting of shares of a three (3) year period with the first thirty-three percent (33%) of such stock vesting at the end of the first year following the earlier of the date of issuance or such person's services commencement date with the Company, and sixty-seven percent (67%) of such stock vesting monthly over the remaining two (2) years and (b) a market stand-off provision substantially similar to that in Section 2.10 hereto.

      3.5   Directors' Liability and Indemnification. The Company's Certificate of Incorporation and Bylaws shall provide (a) for elimination of the liability of director to the maximum extent permitted by law and (b) for indemnification of directors for acts on behalf of the Company to the maximum extent permitted by law.

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B3950137.v9

3.6   Director and Officer Insurance. The Company will maintain in full force and effect (and pay all premiums thereon) director and officer liability insurance in such amounts as reasonably acceptable to the Board of Directors (including each of the directors elected by the holders of Preferred Stock).

3.7   Reimbursement of Expenses for Directors. The Company shall reimburse in full each non-employee director of the Company for all of such director's reasonable out-of-pocket expenses incurred as a result of travel to and from each meeting of the Board of Directors or any committee thereof.

3.8   Termination of Covenants. The covenants set forth in Sections 3.1 and 3.2 shall terminate and be of no further force and effect upon the closing of a Qualified Public Offering or upon the consummation of a Change of Control of the Company.

3.9   No Additional Registration Rights Without Approval. The Company shall not grant registration rights to any existing or future holder of the Company's securities without the prior approval of the directors appointed by the holders of the Series B Preferred Stock.

ARTICLE 4
OTHER COVENANTS

4.1   Right of First Refusal to Major Investors.

(a)   The Company hereby grants to each Major Investor that is an "accredited investor," as defined under Rule 501(a) under the Securities Act, the right of first refusal to purchase its pro rata share of New Securities (as defined in this Section 4.1(at which the Company may, from time to time, propose to sell and issue after the date of this Agreement. A Major Investor's pro rata share, for purposes of this right of first refusal, is equal to the ratio of (a) the number of shares of Common Stock (assuming full conversion and exercise of all outstanding convertible securities, rights, options and warrants, directly or indirectly, into Common Stock) owned by such Major Investor immediately prior to the issuance of New Securities to (b) the total number of shares of Common Stock (assuming full conversion and exercise of all outstanding convertible securities, rights, options and warrants, directly or indirectly, into Common Stock) outstanding immediately prior to the issuance of New Securities (the "Pro Rata Share"). Each Major Investor shall have a right of over-allotment such that if any Major Investor fails to exercise its right hereunder to purchase its pro rata share of New Securities, the other Major Investors may purchase the non-purchasing Major Investor's portion on a pro rata basis. The closing of the sale of New Securities by the Company to each Major Investor upon exercise of its rights under this ARTICLE 4 shall take place simultaneously with the closing of the sale of New Securities to third parties. For purposes hereof, "New Securities" means any capital stock (including Common Stock and/or Preferred Stock) of the Company whether now authorized or not, and rights, convertible securities, options or warrants to purchase such capital stock, and securities of any type whatsoever that are, or may become, exercisable or convertible into capital stock that is deemed to be Additional Shares of Common (as such term is defined in the Company's Amended and Restated Certificate of Incorporation) other than shares of Preferred Stock issued in a Closing after the Initial Closing (each as defined in the Purchase Agreements).

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(b)   In the event the Company proposes to undertake an issuance of New Securities, it shall give each Major Investor written notice of its intention, describing the type of New Securities and their price and the general terms upon which the Company proposes to issue the same. Each Major Investor shall have twenty (20) days after any such notice is mailed or delivered (the "Election Period") to agree to purchase such Major Investor's Pro Rata Share of such New Securities and to indicate whether such Holder desires to exercise its over-allotment option for the price and upon the terms specified in the notice by giving written notice to the Company, in substantially the form attached hereto as Schedule I, and stating therein the quantity of New Securities to be purchased.

(c)   In the event the Holders fail to exercise fully the right of first refusal and over-allotment rights, if any, within the Election Period, the Company shall have ninety (90) days thereafter to sell or enter into an agreement (pursuant to which the sale of New Securities covered thereby shall be closed, if at all, within ninety (90) days from the end of the Election Period) to sell that portion of the New Securities with respect to which the Major Investors' right of first refusal option set forth in this Section 4.1 was not exercised, at a price and upon terms no more favorable to the purchasers thereof than specified in the Company's notice to Major Investors delivered pursuant to Section 4.1(b). In the event the Company has not sold within such ninety (90) day period following the Election Period, the Company shall not thereafter issue or sell any New Securities without first again offering such securities to the Major Investors in the manner provided in this Section 4.1.

(d)   The right of first refusal set forth in this Section 4.1 may not be assigned or transferred by the Major Investor, except that such right is assignable by each Major Investor (i) to any wholly owned subsidiary or parent of, or to any corporation or entity or individual that is, within the meaning of the Securities Act, controlling, controlled by or under common control with, any such Major Investor and (ii) to any other Major Investor or person or entity that following such assignment or transfer, would be a Major Investor.

(e)   The right of first refusal granted under this Section 4.1 shall expire immediately prior to, and shall not be applicable to the first to occur of (x) the Company's Qualified Public Offering, or (y) a Change of Control of the Company. The right of first refusal granted under this Section 4.1 shall not apply to any public offering of the Company's capital stock, whether or not such public offering is a Qualified Public Offering.

ARTICLE 5
MISCELLANEOUS

5.1   Amendment. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Agreement and signed by the Company and at least three of the five Voting Preferred Holders, so long as they all own shares of Series B Preferred Stock and by the Holders holding at least two-thirds (2/3rds) of the Registrable Securities thereafter; *provided, however,* that Holders purchasing shares of Preferred Stock in a Subsequent Closing (as defined in the Purchase Agreements) may become parties to this Agreement, by executing a counterpart of this Agreement without any amendment of this Agreement pursuant to this paragraph or any consent or approval of any other Holder. Any such amendment, waiver, discharge or termination

20

effected in accordance with this paragraph shall be binding upon each Holder and each future holder of all such securities of Holder. Each Holder acknowledges that by the operation of this paragraph, (1) so long as shares of Series B Preferred Stock and/or Series A Preferred Stock are held by all of the Voting Preferred Holders, this Agreement and any provision of this Agreement may be, amended, terminated or waived with the consent of three of the five Voting Preferred Holders and (2) thereafter the Holders holding two-thirds (2/3rds) of the Registrable Securities will have the right and power to amend, terminate or waive all rights of such Holder under this Agreement. The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination or waiver. Further, any provision hereof may be waived by any waiving party on such party's own behalf without the consent of the other party.

5.2   Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, sent by facsimile or otherwise delivered by hand or by messenger addressed:

(a)   if to any Investor or Holder, at such address or facsimile number as shown in the Company's records, or, until any such person so furnishes an address or facsimile number to the Company, then to and at the address of the last holder of such shares for which the Company has contact information in its records; or

(b)   if to the Company, to 3855 South 500 West, Suite J, Salt Lake City, UT 84115, Attn: President, or to such other address as the Company shall have furnished to the Investors.

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified; (ii) when sent, if sent by   electronic mail or facsimile during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt.   All communications shall be sent to the respective parties at their addresses as set forth on the Exhibit A, attached hereto.

5.3   Governing Law. This Agreement shall be governed in all respects by the internal laws of the State of Delaware as applied to agreements entered into among Delaware residents to be performed entirely within Delaware, without regard to principles of conflicts of law.

5.4   Successors and Assigns. Except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

5.5   Entire Agreement. This Agreement and the exhibits hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof. No party hereto shall be liable or bound to any other party in any manner with regard to the subjects

21

B3950137.v9

hereof or thereof by any warranties, representations or covenants except as specifically set forth herein.

5.6   Delays or Omissions. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party to this Agreement upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy of such non-defaulting party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party to this Agreement, shall be cumulative and not alternative.

5.7   Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms.

5.8   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties that execute such counterparts, and all of which together shall constitute one instrument.

5.9   Telecopy Execution and Delivery. A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by facsimile or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and, delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute and deliver an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

5.10   Aggregation of Stock. All shares of Registrable Securities held or acquired by affiliated entities or persons of an Investor (including but not limited to: (i) a constituent partner or a retired partner of an Investor that is a partnership; (ii) a parent, subsidiary or other affiliate of an Investor that is a corporation; (iii) an immediate family member living in the same household, a descendant, or a trust therefore, in the case of an Investor who is an individual; or (iv) a member of an Investor that is a limited liability company) shall be aggregated together for the purpose of determining the availability of any rights under this Agreement which are triggered by the beneficial ownership of a threshold number of shares of the Company's capital stock

5.11   Further Assurances. Each party hereto agrees to execute and deliver, by the proper exercise of its corporate, limited liability company, partnership or other powers, all such other

22

and additional instruments and documents and do all such other acts and things as may be necessary to more fully effectuate this Agreement.

[SIGNATURES TO FOLLOW]

B3950137.v9

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Investors' Rights Agreement effective as of the date first above written.

COMPANY:

HZO, Inc.
a Delaware corporation



By:
Paul Clayson
President and Chief Executive Officer

INVESTORS

HARRIS & HARRIS GROUP, INC.



By: _____
Douglas Jamison
Chief Executive Officer

SIGNATURE PAGE
TO THE
SECOND AMENDED AND RESTATED
INVESTORS' RIGHTS AGREEMENT (HZO, INC.)

INVESTORS (continued):

Pike Capital Partners, LP
By: Pike Capital Management, LLC,
     its General Partner

By: _____
Daniel Pike
Managing Member

Pike Capital Partners (QP), LP

By: Pike Capital Management, LLC,
     its General Partner

By: _____
Daniel Pike
Managing Member



INVESTORS (continued)

Prudence Coatings, LLC

By: ______________________

Gavin Myers

Managing Member

SIGNATURE PAGE
TO THE SECOND AMENDED AND RESTATED
VOTING AGREEMENT (HZO,INC.)

INVESTORS (continued)

Dunhams Wood Limited

By: _____
Name: Pau Yee Wan, Ezra
Title: Director

Vivaldi International Limited

By: _____
Name: Chau Hoi Shuen
Title: Director

ZAGG INCORPORATED

By: Robert G. Pedersen, II by [illegible]

Robert G. Pedersen II

~~President~~ CEO

SIGNATURE PAGE
TO THE
SECOND AMENDED AND RESTATED
INVESTORS' RIGHTS AGREEMENT (HZO, INC.)

INVESTORS

Robert G. Pedersen, II

Robert G. Pedersen, II
by Jim Jones

Brandon O'Brien

_____

Derek Smith

_____

INVESTORS

Robert G. Pedersen, II

Brandon O'Brien



Derek Smith





KEY HOLDER:

Signature: [signature]
Name: Paul S Clayson
Title President & CEO

SIGNATURE PAGE
TO THE
SECOND AMENDED AND RESTATED
INVESTORS' RIGHTS AGREEMENT (HZO, INC.)

Exhibit A
Investors

Series B Investors
Harris & Harris Group, Inc.
1450 Broadway, 24th Floor
New York, NY   10018
Attn: Sandra M. Forman
Phone: (212) 582 - 0900
Fax: (212) 582 - 9563
Email   sandra@hhvc.om

Pike Capital Partners, LP
c/o Pike Capital Management, LLC
340 Madison Avenue, 19th Floor
New York, NY 10173
Attn: Daniel W. Pike
Email   dan@pikecapital.com

Pike Capital Partners (QP), LP
c/o Pike Capital Management, LLC
340 Madison Avenue, 19th Floor
New York, NY 10173
Attn: Daniel W. Pike
Email   dan@pikecapital.com

Prudence Coatings, LLC
c/o Prudence Holdings, Inc.
340 Madison Avenue, 19th Floor
New York, NY 10173
Attn: Gavin P. Myers
Email   gavin @prudenceholdings.com

Dunhams Wood Limited
East Asia Chambers, P.O. Box 901
Road Town, Tortola, British Virgin Islands
c/o 7/F., Cheung Kong Center, No. 2 Queen's Road Central, Hong Kong
Attn: Ms. Eirene Yeung
Fax: (852) 2128-8001

Vivaldi International Limited
P.O. Box 957, Offshore Incorporations Centre
Road Town, Tortola, British Virgin Islands
c/o 29th Floor, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong
Attn: Mr. Jason Wong
Fax: (852) 2186 8399

A-1

Series A Investors

ZAGG, Inc.
3855 South 500 West, Suite B
Salt Lake City, UT 84115

Harris & Harris Group, Inc.
1450 Broadway, 24th Floor
New York, NY   10018
Attn: Sandra M. Forman
Phone: (212) 582 - 0900
Fax: (212) 582 - 9563
Email   sandra@hhvc.om

Pike Capital Partners, LP
c/o Pike Capital Management, LLC
340 Madison Avenue, 19th Floor
New York, NY 10173
Attn: Daniel W. Pike
Email   dan@pikecapital.com

Pike Capital Partners (QP), LP
c/o Pike Capital Management, LLC
340 Madison Avenue, 19th Floor
New York, NY 10173
Attn: Daniel W. Pike
Email   dan@pikecapital.com

Prudence Coatings, LLC
c/o Prudence Holdings, Inc.
340 Madison Avenue, 19th Floor
New York, NY 10173
Attn: Gavin P. Myers
Email   gavin @prudenceholdings.com

Robert G. Pederson, II

Brandon O'Brien

Derek Smith

A-2

Exhibit C

DISCLOSURE SCHEDULE

This Disclosure Schedule constitutes an integral part of that certain Credit Agreement (the "Agreement") made and entered into effective as of December 6, 2012, by and between ZAGG Inc, a Nevada corporation ("Borrower"), and Wells Fargo Bank, National Association ("Bank").

The representations and warranties made by Borrower to Bank in Article II of the Agreement are subject to the information and disclosures contained in this Disclosure Schedule. Unless otherwise specified herein, all references herein to "Sections" refer to Sections of the Agreement, and all references herein to "Schedules" refer to the Schedules set forth in this Disclosure Schedule. Capitalized terms used but not otherwise defined in this Disclosure Schedule have the same meanings ascribed to them in the Agreement.

The information set forth in this Disclosure Schedule is disclosed under separate schedule references that correspond to the Sections of Article II of the Agreement to which such information relates. The Schedules contained in this Disclosure Schedule qualify the representations and warranties set forth in the corresponding Sections of Article II of the Agreement and the representations and warranties set forth in other Sections of Article II of the Agreement if, and to the extent that, an appropriate cross reference to such other Sections of Article II of the Agreement is contained in the corresponding Schedule of this Disclosure Schedule. The inclusion of any matter, information or item in this Disclosure Schedule or in any Schedule contained herein shall not be deemed to constitute an admission of any liability by Borrower, any Subsidiary, or any guarantor to any third party.

LIST OF SCHEDULES

Schedule 2.4

Actions and Proceedings

Pending Litigation

- HARMER et al v. ZAGG INC et al, Civil No. 110917687, is pending in Utah State Court.

- JAMES H. APPLE v. ZAGG INC et al, Case No. 2:12-cv-00852-EJF, is pending in the District of Utah.

- DRAAYER v. ZAGG INC et al, Case No. 2:12-cv-00859-DB, is pending in the District of Utah.

- RICKS v. HUSKINSON, BROADBENT, IFROGS, INC., REMINDERBAND, INC., ZAGG INCORPORATED, Case No. 120907697, is pending in Utah State Court. (Note: Reminderband changed its name to "iFrogz Inc.")

Threatened Litigation

- ReminderBand (n/k/a iFrogz, Inc.) received a letter from Sony Corporation, dated June 1, 2011, regarding the potential infringement of U.S. Design Patent No. 431,550. (Note: Reminderband changed its name to "iFrogz Inc.")

- ZAGG Inc received a letter from Lodsys LLC, dated December 1, 2011, regarding the potential infringement of U.S. Patent Nos. 5,999,908; 7,133,834; 7,222,078; and 7,620,565.

- ZAGG Inc has received an offer to license a portfolio of patents directed to illuminated keyboards, including United States Patent Nos. 6,217,183; 6,467,924; 6,918,677; 7,172,303; 7,193,535; 7,193,536; and 7,283,066.

- ZAGG Inc received a letter dated November 7, 2012 from counsel for an alleged stockholder, David Cyphert, asserting that the Board of Directors of ZAGG Inc breached its fiduciary duty in connection with the non-disclosure of Robert Pedersen's margin accounts and related matters.

Schedule 3.1

Third Party Acknowledged Documents Required for Funding

Properties for which a fully-executed Acknowledgement and Agreement of Security Interest is required:

1. Logan East lease located at 918 West 700 North, Suites 103-106, and 109, Logan, UT 84321

2. Logan lease located at 919 North 1000 West, Logan, UT 84321

Properties for which a fully-executed Warehouse Agreement is required:

1. Integracore warehouse located at 6077 Wells Park Road, West Jordan, UT 84081

Properties for which a fully-executed Notice of Security Interest is required:

1. ECMAF manufacturing and warehouse facility located at 1291 Mountain View Circle, Azusa, CA 91702

Schedule 3.3

Post-Closing Third Party Acknowledged Documents

Properties for which a fully-executed Acknowledgement and Agreement of Security Interest is required:

1. Corporate Offices located at 3855 South 500 West, Salt Lake City, UT 84115

Properties for which a fully-executed Warehouse Agreement is required:

1. GENCO warehouse located at 5201 Alliance Gateway Freeway, #10, Fort Worth, TX 76177

Properties for which a fully-executed Notice of Security Interest is required:

1. LeSaint Logistics warehouse facility located at 7630 Cherry Avenue, Fontana, CA 92336

2. Visible Marketing facility located at 2800 South 400 West, Salt Lake City, UT 84115

3. RR Donelley facility located at 1646 West Sam Houston Parkway North, Houston, TX 77043

4. JS Element facility located at Unit 1106, Tower 3 Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong